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                                       PROGEN INDUSTRIES LIMITED | ANNUAL REPORT
                                                                            2006


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2   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006
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                                                     enhancing nurturing caring
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3   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006
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
CONTENTS

ABOUT PROGEN                                                   06
An introduction to Progen, who we are and what we do

VISION AND MISSION                                             08
We are dedicated to improving the health outcomes
of patients with cancer and other serious diseases

EXECUTIVE CHAIRMAN'S REPORT                                    10
Stephen Chang summarises our achievements for the year

STRATEGY OF THE NEW CEO                                        12
Justus Homburg reports on the results, highlights of the year and the future direction of Progen

PROGEN'S PATH                                                  16
The journey from beginning to end

CLINICAL                                                       18
Our clinical capabilities, timeline and manufacturing needs
for this pivotal Phase III trial

DRUG DISCOVERY AND PRE-CLINICAL                                26
Our drug discovery program

MARKET                                                         28
What is out there and why liver cancer?

CORPORATE DEVELOPMENT                                          32

CORPORATE GOVERNANCE                                           34

BOARD OF DIRECTORS                                             38

DIRECTORS' REPORT                                              40

INCOME STATEMENT                                               53

BALANCE SHEET                                                  54

STATEMENT OF CHANGES IN EQUITY                                 55

CASH FLOW STATEMENT                                            56

NOTES TO THE FINANCIAL STATEMENTS                              57

DIRECTORS' DECLARATION                                         86

INDEPENDENT AUDIT REPORT                                       87

ASX ADDITIONAL INFORMATION                                     89


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                                                                     discovering
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ABOUT PROGEN

Progen Industries Limited (NASDAQ: PGLAF; ASX: PGL) is a globally-focussed biotechnology company committed to improving patient outcomes through discovery and development of small molecule-based therapeutics for cancer and other serious diseases.

We have an excellent understanding of the role of heparan sulfate (HS), a complex sugar involved in cancer disease processes, an area in which we have developed a small molecule drug discovery and development program.

The anti-cancer drug PI-88 is the first product to advance from this research area and has promising signs of efficacy emerging from the human clinical program. In May this year, we announced that we had received notification from the United States (U.S.), Food and Drug Administration (FDA), guiding the accelerated development of PI-88. The FDA has recommended that we submit a Special Protocol Assessment (SPA) detailing the Phase III clinical development plan to support regulatory approval. As a result, we will advance our current Phase II liver cancer (hepatocellular carcinoma) program to Phase III, thereby reducing the development time frame of PI-88 by up to three years.

There are three critical drivers that will accelerate PI-88's development:

ONE:
the FDA supports a registration approach based on a single pivotal trial, rather than the normal two pivotal trials;

TWO:
the FDA supports an accelerated approval based on meeting the secondary end-point of disease-free survival (that is the time for the disease to recur), rather than the primary endpoint of overall survival;

THREE:
Progen will advance stage 1 of its current Phase II trial directly to Phase III, rather than executing stage 2 of the Phase II trial before proceeding to Phase III.

This trial will commence in mid-2007.

In parallel, we continue to focus on our other Phase II PI-88 clinical trial programs across multiple cancers. The program has included non small cell lung cancer (NSCLC), multiple myeloma, metastatic melanoma and hormone refractory prostate cancer. Our manufacturing division continues its production of PI-88 to meet the demands of our current and future clinical trials.

An innovative drug discovery program focussed on the role of HS in disease intends to funnel future compounds through the development pipeline and into human trials. Last November, we announced the discovery of a novel class of anti-angiogenic compounds from our drug discovery program at the American Association for Cancer Research (AACR) conference in the U.S The new class of compounds will be the next generation of HS mimetics and is the first class of compounds to emerge from our internal drug discovery efforts.

To supplement this emerging pipeline, PI-166 was in-licensed into our clinical development program as a potential treatment of end-stage primary liver cancer and is currently undergoing Phase I clinical development. New innovative cancer therapies are being screened as potential in-licensing opportunities to further supplement the Company's drug development pipeline. Our aim is to build a sustainable company with multiple value-creating opportunities.


6   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006
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[PICTURE OMITTED]
"WE WILL ADVANCE OUR CURRENT
PHASE II
LIVER CANCER PROGRAM TO
PHASE III,
THEREBY REDUCING THE
DEVELOPMENT TIME FRAME
OF PI-88 BY UP TO
THREE YEARS"


7   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006
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OUR VISION
& MISSION

OUR VISION

PROGEN'S VISION IS TWO-FOLD:

FIRST, to improve cancer patients' lives by bringing them improved oncology solutions;

SECOND, to create long-term shareholder value through the discovery and development of novel cancer therapeutics.

OUR MISSION

TO SUCCEED WE MUST:

MAINTAIN and develop our world-class leadership position in the design and development of therapeutics that disrupt the protein-carbohydrate interactions involved in cancer;

EFFECTIVELY and aggressively pursue the clinical and commercial development of therapeutics based on our proprietary chemistry;

CREATE an extended portfolio of possible oncology solutions that can be brought through clinical development and commercialised;

MAINTAIN and develop the trust of employees, customers and shareholders by communicating consistently and delivering on our commitments;

FOSTER and encourage a corporate culture of innovation, creativity, confidence, commitment and teamwork.

REALISING OUR MISSION

THIS YEAR IN LINE WITH REALISING OUR MISSION, WE HAVE:

OPTIMISED our 500 Series with the intention of bringing proprietary technology to the clinic by 2008;

CONTINUED to scan for possible oncology treatments that can be brought in-house for clinical development/ commercialisation;

COMPLETED PI-88 recruitment into our Phase II trials in non small cell lung cancer (NSCLC) and liver cancer (stage I);

MET with the United States (U.S.) Food and Drug Administration (FDA) to plan the path to Phase III for liver cancer;

SPENT considerable dollars and time on improving PI-88 manufacturing processes to prepare for Phase III and beyond;

CONTINUED to have meaningful dialogue with potential PI-88 partners;

INCREASED our communication activity with the investment market through more detailed announcements and more presentations at investor related events.


8   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006
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                                                                            hope
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EXECUTIVE CHAIRMAN'S REPORT

On behalf of the Board of directors, I am pleased to present our annual report on the Company's activities for the year ending 30 June 2006.

The year 2006 was marked by several advancements in our area of focus on the discovery and development of cancer therapeutics. We made good progress in recruitment into our clinical trials. We diversified our pipeline of products with identification of a new class of drugs from our drug discovery program. We announced the positive feedback from the Food and Drug Adminstraion (FDA) regarding the advancement of our current Phase II liver cancer (hepatocellular carcinoma) trial to Phase III.

I would like to take this opportunity to first thank our Board of directors, staff and collaborators for the important contributions they have made during the year. Our people are our major asset and are critical to the achievement of our goals.

Secondly, I would like to introduce you to Justus Homburg, our new CEO, who will go into more details on our achievements this year and the plans for the year ahead. Justus brings with him twenty years of Fortune 500 and small biotech experience in commercialising new technologies, strategic planning, strategic alliances, mergers & acquisitions and general management. Justus has strong analytical and managerial skills. He has a leadership style driven by urgency to commercialise and innovate. He also has a strong collaborative approach that fosters development of top-performing organisations. His experience is an excellent fit with Progen's current and future direction.


Mr Stephen Chang

/s/ Stephen Chang

Chairman


10   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006
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                                                                        a vision
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11   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006
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STRATEGY OF NEW CEO

OUR STRATEGY:
Our strategy is built on three distinct but related components:

01
A full commitment to pursuing the fastest possible route to market for PI-88, Progen's lead oncology development compound. Our vision is to bring oncology solutions that exceed patients demands and we never waiver from this effort.

02
Continue to build on our unique core capability in carbohydrate chemistry - glycomics - by bringing new drugs through the discovery process into pre-clinical development and on into clinical development.

03
Build and expand our core capabilities in clinical development and regulatory affairs by expanding our portfolio of opportunities through in-licensing and mergers and acquisitions.


12   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006
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                                                                      a strategy
                                                               [PICTURE OMITTED]

"IMPLEMENTING AN EXPANDING & GROWING FUTURE"


13   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006
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REVIEW OF OPERATIONS.

The Company completed the 2006 financial year in a stronger position than it started, marked by several major accomplishments.

FINANCIAL HEALTH

As of 30 June 2006, the Company held cash and cash equivalents totalling AUD$15.872m. These funds will be applied to progress and complete major objectives, which will be discussed in the following passages.

THIS PAST YEAR'S KEY ACHIEVEMENTS

Since July 2005, there have been several key accomplishments. Together, these accomplishments have built on and expanded Progen's long term sustainability, have progressed the Company further towards commercialisation and enhanced actual and potential shareholder value.

First, we announced a novel class of glycomics compounds, which we are moving into lead optimisation and pre-clinical development. Since then, we have created two additional compound platforms, together with more than 300 compounds, for further design, leading to optimised candidates. Our discovery team, headed by Dr. Vito Ferro under the leadership of Dr. Anand Gautam, has accelerated its productivity dramatically and are identifying novel drug candidates applicable to indications including oncology and inflammation.

Second, we have completed patient recruitment for our non small cell lung cancer (NSCLC) and stage I of the Phase II liver cancer trials. We anticipate reporting the data of these two trials in early 2007. We have started the randomised Phase of our metastatic melanoma trial and it is likely this trial will be completed before the end of calendar year 2007. Recruitment of patients into the Phase II prostate cancer trial continues and this trial also is expected to be completed before the end of calendar year 2007. Recruitment of patients for the PI-166 trial continues to be a slow process but we anticipate completing this trial before the end of calendar year 2006.

Third, we have received feedback from the United States (U.S.) FDA concerning our future clinical development plans for the use of PI-88 in treating patients with primary liver cancer following resection of the liver tumour. The outcome of this meeting progressed PI-88 at least three years earlier than anticipated towards registration. This happened for three key reasons. First, the FDA offered guidance that we only need to conduct a single Phase III trial, rather than the usual two pivotal trials. Not only does this save money, but it also saves a lot of time. It is theoretically possible to run two Phase III trials simultaneously, but it is usually neither wise nor practical for a biotechnology company. Generally, pivotal trials overlap but are out of phase by a year or longer. Second, the FDA suggested we do not need to execute the second stage of our current Phase II liver cancer trial before proceeding to executing the Phase III trial. This saves an additional two years. Third, the FDA indicated that if we obtain the FDA's approval to a Special Protocol Assessment (SPA), detailing the planned Phase III trial and meet the conditions of this SPA in the trial, PI-88 would be potentially registered on the basis of disease-free survival rather than overall survival. The median disease free survival time for liver cancer patients who have had their liver tumour surgically removed is between twelve and fifteen months. That is, 50% of liver cancer patients who have had their liver tumour surgically removed develop some kind of cancer, usually liver cancer, within twelve to fifteen months from the time of surgery. The median overall survival time is three to five years. That is, 50% of liver cancer patients who have had their liver tumour surgically removed die within three to five years from the time of surgery. For these patients, there is currently no other treatment alternative.

THE YEAR AHEAD

There are three critical efforts on which we will focus in the year ahead. First, we will focus on the clinical and commercial development of PI-88. Second, we will drive our discovery team efforts to progress potential drug compounds we have in discovery and pre-clinical development towards clinical development as rapidly as we can. Third, we will pursue the expansion of our technology portfolio through in-licensing and mergers and acquisitions opportunities. These three key areas of focus will combine to develop a much stronger and valuable Company.

Central to the year ahead is the outstanding PI-88 opportunity created by our historical development efforts and the recent FDA guidance on how to progress PI-88 to registration. This combination has created a watershed for Progen, allowing us to accelerate making PI-88 available to cancer patients and create far more value for shareholders. There are three key components to our efforts to drive PI-88 to registration: first, in addition to continuing with the Phase II development activities currently underway, starting a Phase III clinical trial; second, aggressively developing partnering alternatives leading to the commercialisation of PI-88; and third, ensuring that adequate financial resources are in place for us to meet the commercialisation objectives for PI-88 and all of Progen.


14   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006
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KEY MILESTONES

Q3 06
Phase III liver cancer trial design

Q4 06
Conclude recruitment in PI-166
Phase I trial

Q1 07
Liver Phase II data
Lung Phase II data

Q2 07
Launch of Phase III
liver cancer trial

IN SUMMARY

2006 was a busy and exciting year for Progen. I would like to thank all our shareholders for their continued support throughout the year. Our staff are our most important asset, and I would like to thank them all for their hard work and dedication. The year ahead will be an exciting one for us all and we look forward to the challenges it will bring as we continue to work towards making our vision a reality.

MR. T. JUSTUS HOMBURG

/s/ T. Justus Homburg

CEO

"CENTRAL TO THE
YEAR AHEAD IS THE
OUTSTANDING PI-88
OPPORTUNITY CREATED
BY OUR HISTORICAL PI-88
DEVELOPMENT EFFORTS"


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PROGEN'S PATH
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16   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006
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
                                                                  the path ahead



DISCOVERY                             CLINICAL                  MARKET
PRECLINICAL

the journey begins                    the path well traveled    realising value at the end

Lab scale, testing in animal          Human clinical trials
models                                Phase I, II, III


                                  CORPORATE
                                  DEVELOPMENT

                                  from beginning to end.


17   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006
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[LOGO OMITTED]
CLINICAL
TAKING PRODUCTS THROUGH TO
CLINICAL DEVELOPMENT

PI-88

PI-88 is the most advanced compound within our oncology pipeline and this year has marked a further expansion of our clinical trials program. PI-88 is a multi-targeted anti-tumour drug that inhibits angiogenesis (development of new blood vessels), tumour invasiveness and metastasis (development of secondary tumours). It inhibits angiogenesis by interacting with the heparin-binding site of pro-angiogenic growth factors such as VEGF, FGF-1 and FGF-2. It also inhibits the enzyme heparanase, which mediates tumour invasiveness, metastasis and release of pro-angiogenic growth factors from the extracellular matrix.

In May this year, we announced that we had received feedback from the United States (U.S.), Food and Drug Administration (FDA), accelerating the development of PI-88. The FDA has recommended that we submit a Special Protocol Assessment
(SPA) detailing the Phase III clinical development plan to support regulatory approval. As a result, we will advance our current Phase II liver cancer (hepatocellular carcinoma) program to Phase III thereby reducing the development time frame of PI-88 by up to 3 years. Depending on Phase II data, this trial will commence in mid 2007.

Our Phase II clinical development of PI-88 has continued during the year, with clinical trials recruiting patients with liver cancer, metastatic melanoma, non small cell lung cancer (NSCLC) and prostate cancer.

Efficacy and safety of PI-88 in combination with Taxotere (docetaxel) is being investigated in a trial recruiting patients with advanced NSCLC. All 99 patients have been enrolled in this trial which is being conducted at thirteen sites in Australia. The final results for this trial are expected to be available in the first quarter of 2007.

PI-88 is currently being investigated in a trial recruiting patients with metastatic melanoma that have not previously received chemotherapy (i.e. first line patients). In this indication, the efficacy of PI-88 in combination with DTIC (dacarbazine) is being investigated. DTIC is a chemotherapy drug used as standard first-line treatment for patients with newly diagnosed metastatic melanoma and the goal of the study is to determine whether PI-88 can increase the efficacy of DTIC. Approved anti-angiogenic drug, Avastin (bevacizumab), has been shown to enhance the efficacy of chemotherapy in patients with various solid tumours, including bowel cancer, lung cancer and breast cancer. The PI-88 Phase II trial in combination with DTIC is being conducted at six sites in Australia and at one site in the U.S Up to 118 patients with metastatic melanoma are planned for recruitment into the study. The recruitment for the lead-in stage for this trial has been completed. The lead-in stage was to assess safety of combination while the randomised stage will assess the benefit of the addition of PI-88 to DTIC.

The hormone refractory prostate cancer trial, which is an investigator-initiated study, continues to assess the benefit of combining PI-88 with the chemotherapy agent Taxotere . This trial is recruiting patients with androgen-independent prostate cancer. Sanofi-Aventis is collaborating with Progen on the trial through a financial grant to the investigators and supply of Taxotere for the trial.

We are monitoring all trials and providing safety reporting under the guidlines of an Investigational New Drug (IND) with the U.S. FDA.

PI-88 has an excellent safety and tolerability profile with very few treatment-emergent Severe Adverse Events (SAEs) and Adverse Events (AEs). Over 17,500 doses of PI-88 have been administered to over 400 people so far. Based on the safety to date of PI-88, this was one of the prime reasons that the FDA recommended that we conduct a single Phase III trial, rather than the usual two pivotal trials.

PI-166

Our second experimental cancer therapy, PI-166, is a targeted cytotoxic drug for the treatment of inoperable liver cancer. A PI-166 Phase I study was initiated in 2002 to determine the optimal dose level of the drug, which is administered by direct injection into the hepatic artery. This trial also aims to determine early signs of activity of the drug. This route of administration allows maximal uptake of the drug by the tumour cells with minimal exposure to other organs and tissues.

Recruitment into this trial is anticipated to conclude in the final quarter of the calendar year 2006 and data should be available by the first quarter of 2007. Following the completion of this trial and analysis of the data we plan to re-evaluate the commercial potential for PI-166 and decide on an appropriate development plan for this product.

An important feature of the study design is the measurement of drug concentrations in the blood stream (pharmacokinetic analysis), which has confirmed that exposure of tissues and organs other than the liver to the drug is very low. These data are consistent with the clinical safety data, which have not shown any side effects of the treatment. Dose escalation will continue until either side effects are observed or the maximum dose is reached


18   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006
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                                                          the path well traveled
                                                               [PICTURE OMITTED]

"OVER 17,500
DOSES OF PI-88
HAVE BEEN
ADMINISTERED TO
OVER 400 PEOPLE
SO FAR"


19   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006
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[LOGO OMITTED]
CLINICAL TRIALS
SUMMARY

PI-88 COMPLETED CLINICAL TRIALS

Intravenous infusion in  Phase  Escalating single dose as a             > 24 healthy male adults recruited
healthy volunteers       Ia     3-hour intravenous infusion             > Short term safety and pharmacokinetic
                                                                          data obtained
                                                                        > Doses of up to 1 0mg were well tolerated

Intravenous infusion in  Phase  Dose escalation by continuous           > 14 patients recruited with advanced
cancer patients          Ib     intravenous infusion                      malignancies
                                                                        > 2 cases of Grade thrombocytopenia,
                                                                          platelets recovered following
                                                                          cessation of treatment

Alternative intravenous  Phase  Dose escalation by intravenous          > 9 patients recruited with median
dosage regimen in        Ib     infusion for 4 days with 7 day follow     age of 65 years
cancer patients                 up period                               > Dose limiting toxicity - 1 case
                                                                          of Grade serum alanine
                                                                          aminotransferase
                                                                        > Repeat cycles at 2 week intervals

Subcutaneous injection   Phase  Dose escalation by subcutaneous         > 22 healthy male volunteers
in healthy volunteers    Ia     administration and comparison with      > Comparison between intravenous
                                intravenous infusion                      infusion and subcutaneous injection
                                                                          bioavailability via two-way crosser
                                                                          design
                                                                        > Determined 95% bioavailability by
                                                                          subcutaneous administration

Self-administered        Phase  Dose escalation by 4/14 days and        > 42 patients recruited with median
subcutaneous in          Ib     then 4/7 days                             age of 55 years
advanced cancer                                                         > Maximum tolerated dose of 250 mg/day
patients                                                                  4 days in 7 days
                                                                        > 38 evaluable patients, 1 partial
                                                                          response, 14 stable disease for
                                                                          3 months or longer
                                                                        > 2 patients still on PI- treatment for
                                                                          50 and 5 months respectively

Self-administered        Phase  Dose escalation PI-88 and               > 16 patients recruited
subcutaneous with        Ib     Taxotere                                > Established maximum tolerated
Taxotere  in patients                                                     dose for PI-88 in combination
with advanced                                                             with docetaxel 250 mg/day 4 days
malignancies                                                              per week
                                                                        > No dose limiting toxicities

Self-administered        Phase  PI-88 dose determined via               > Paraprotein marker study - 19
subcutaneous in          II     doubling activated partial                patients recruited
multiple myeloma                thromboplastin time levels (APTT)       > 41% of evaluable patients had
patients                                                                  disease stabilization for 8 weeks
                                                                          or longer

Self-administered        Phase  Monotherapy of 250 mg/day               > 44 patients recruited
subcutaneous in          II     4 days in every 7 days                  > 9 months median survival
advanced melanoma                                                         versus historical control of
patients                                                                  6.4 months in other studies
                                                                          of DTIC in first line
                                                                        > This lead to initiation of first
                                                                          line trial in combination with DTIC


20   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

"IN PARALLEL,
PROGEN
CONTINUES TO
FOCUS ON ITS
OTHER PHASE II
CLINICAL TRIAL
PROGRAMS ACROSS
MULTIPLE CANCERS"

PI-88 ONGOING CLINICAL TRIALS

STUDY                   PH   TREATMENT                                  STATUS & KEY POINTS
Advanced Prostate       II   2-arm study                                > Trial commenced in August 2005
Cancer (androgen             Self-administration of PI-88               > 90 patients to be recruited
Independent                  combined with Taxotere(R) (docetaxel)      > Recruitment completed for the lead in safety stage
prostate cancer)                                                        > Randomised stage will assess PI-88 at two differenT
                                                                          dose regimens in combination with Taxotere(R)

Advanced Melanoma       II   2-arm study                                > Trial commenced in May 2005
(first-line treatment)       Combination therapy DTIC                   > Up to 118 patients to be recruited
                             (dacarbazine), with and without            > Recruitment completed for the lead in stage
                             self-administration of PI- 88                Lead in stage will assess safety of combination.
                                                                        > Randomised stage will assess the benefit of the
                                                                          addition of PI-88 to DTIC

Advanced Lung Cancer    II   2-arm study                                > Trial commenced February 2004
(NSCLC)                      Combined therapy Taxotere(R)               > Recruitment of the 99 patients was completed
                             (docetaxel) with and without                 in the second quarter of 2006
                             self-administration of PI- 88              > The final study results should be available in the
                                                                          first quarter of 200

Primary Liver Cancer    II   3-arm study                                > Trial commenced July 2004
(post surgery)               2 dose levels of PI-88 and a non           > 340 patients to be recruited
                             treatment arm (control)                    > Recruitment of stage I (172 patients) completed
                                                                          in February 2006

1    Middleton et al, J. Clin. Oncol., 2000 Apr; 18(1), 158-66

2 This trial will be now be advancing to Phase III following the completion of the first stage (172 patients) depending on the data

21   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

[LOGO OMITTED]
PHASE III LIVER CANCER
TIMELINE FOR THE
YEAR AHEAD

[TABLE OMITTED]

The manufacturing division at Progen plays a key role in the Company as it is responsible for the supply of the Company's drug candidates PI-88 and PI-166. Drug candidates at this stage of development must be manufactured with methodologies and testing parameters to ensure high quality consistent with a material that will be delivered to human cancer patients. This is regulated by the Therapeutic Goods Administration of Australia (TGA). Under the U.S. FDA, Investigational New Drug (IND) manufacturing discussion is referred to as the Chemistry, Manufacturing & Controls (CMC) section of the IND dossier.


22   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

[TABLE OMITTED]

Our facility operates under internationally recognised Good Manufacturing Practice (GMP) requirements. The Company ensures our external suppliers and service providers also match these high standards necessary for clinical products. The manufacture of PI-88 clinical supply is an important function which requires significant divisional resources and facility time. PI-88 starting material will be manufactured at Progen's Darra facility. A Contract Manufacturing Organisation (CMO) which is FDA compliant with U.S. manufacturing quality standards shall be involved in the production, packing and filling of the finished PI-88 product.

23   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

[LOGO OMITTED]
OUR GLOBAL
NETWORKS
[GRAPHIC OMITTED]


24   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

[GRAPHIC OMITTED]
CLINICAL DEVELOPMENT TEAM
OF TEN PEOPLE WITH SKILLS:

>    IND planning, preparation and filing
>    Protocol drafting and execution to Good Clinical Practice (GCP) guidelines.
> Clinical trial site initiation and monitoring capability in USA, UK, Australia and Taiwan
>    Analysis and reporting of clinical data

-    COUNTRIES THAT WE CURRENTLY HAVE CLINICAL CENTRES IN

-    COUNTRIES WHERE WE PLAN TO HAVE CLINICAL CENTRES IN


25   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

[LOGO OMITTED]
DRUG DISCOVERY
& PRECLINICAL

Progen is committed to building a robust pipeline of new cancer treatments that will carry the Company into a sustainable future. We have long recognised that an internal research engine built upon a novel technology is a fundamentally important aspect to replenishing and building a strong drug development pipeline that will support company growth, value and sophistication.

Our drug discovery research is comprised of a multidisciplinary team with expertise in medicinal chemistry, molecular and cell biology, analytical biochemistry and molecular modelling. Our discovery research is funded in part for three years by Australian government funding (AusIndustry Commercial Ready Grant) of $3.4 million.

At the core of our research is an understanding of the role of carbohydrate/protein interactions that are implicated in the initiation and development of cancer. Historically, large complex natural carbohydrates were developed for use in a variety of diseases but new drug development efforts such as PI-88 have proven that smaller, synthetically-derived carbohydrates have the potential to be effective anti-cancer therapies. Our drug discovery program is now taking this target class one step further with the synthesis of new generation oligosaccharide and small molecule carbohydrate mimetics designed to inhibit physiological interactions between carbohydrates and proteins which are important for cancer progression. We have carved a niche in this field and are considered a world leader in the development of potential therapeutics in this area of heparan sulfate (a complex carbohydrate) mimetics. To date we own the exclusive rights to 15 patent families, incorporating 2 granted patents and 0 filed applications.

The first class of novel compounds emerged from the group in late 2005 and were presented at an international cancer research conference in the United States entitled "Anti- Angiogenesis and Drug Delivery to Tumors: Bench to Bedside and Back". The data demonstrated that selected compounds inhibited heparanase and bound to the pro-angiogenic growth factors VEGF, FGF-1 and FGF-2. The compounds have been tested in several models of angiogenesis and demonstrated in vitro and in vivo anti-angiogenic activity and suitable pharmacokinetic profiles. We plan to optimise the compounds and conduct further research in relevant disease models before selecting a lead compound for formal toxicity studies and pursuing an Investigation New Drug (IND) for clinical trials in 200 .


26   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006
                                                              the journey begins

THE FIRST CLASS OF NOVEL COMPOUNDS

EMERGED FROM THE GROUP IN LATE

2005 AND WERE PRESENTED AT AN

INTERNATIONAL CANCER RESEARCH

CONFERENCE IN THE UNITED STATES


27   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

[LOGO OMITTED]
MARKET
COMPARISON OF PI-88 TO OTHER
MARKETED ANGIOGENESIS INHIBITORS

                  MECHANISIM OF ACTION                                MARKET APPROVAL IN THE U.S.

AVASTIN(R)        Avastin(R) is a therapeutic antibody that           Metastatic colorectal cancer
(Genentech Inc)   targets and inhibits the function of a natural      Many solid tumour trials ongoing
                  protein VEGF. It is delivered via intravenous
                  infusion in combination with chemotherapies

SUTENT(R)         Sutent(R) is an oral multi-targeted tyrosine        Gastrointestinal stromal tumour (GIST)
(Pfizer Inc)      kinase inhibitor (TKI) with activity against        Advanced renal cell carcinoma (RCC)
                  tumour cells and vasculature by inhibition of       Many solid tumour trials ongoing
                  PDGFr, VEGFr, c-kit, and FLT3

NEXAVAR(R)        Nexavar(R) is a novel, oral multiple kinase         Metastatic renal cell carcinoma
(Bayer AG and     inhibitor that inhibits tumour-cell proliferation   Many solid tumour trials ongoing
Onyx              by targeting the RAF/MEK/ ERK signalling
Pharmaceuticals   pathway at the level of RAF kinase, and
Inc)              exerts an antiangiogenic effect by targeting
                  the receptor tyrosine kinases VEGFr-2 and
                  PDGFr and their associated signalling cascades

PI-88             PI-88 is a first in class heparanase                Expected first approval for post-operative
(Progen           inhibitor. It is a dual angiogenesis growth         liver cancer (hepatocellular carcinoma)
Industries Ltd)   factor inhibitor (VEGF, FGF-1, FGF-2)               To Progen's knowledge none of the above
                  and metastasis inhibitor                            compounds are currently being trialled in
                                                                      post-operative liver cancer.
                                                                      Future approvals could be in combination
                                                                      with other angiogenesis inhibitors or
                                                                      other treatments



                  2006 SALES EXPECTATIONS
AVASTIN(R)        1st quarter sales U.S.$416 million(3)
(Genentech Inc)   Sales expectations for 2006,
                  U.S.$1.6 billion
                  and 2007, U.S.$2.6 billion(4)

SUTENT(R)         1st quarter sales for U.S.$16 million(5)
(Pfizer Inc)      Sales expectations for 2010
                  U.S.$920 million(6 )

NEXAVAR(R)        1st quarter sales, U.S.$23.7 million(7)
(Bayer AG and     Sales expectations for 2006,
Onyx              U.S.$88 million and 2010,
Pharmaceuticals   U.S.$550 million(8 )
Inc)

PI-88
(Progen
Industries Ltd)

Progen's research platform and first lead compound, PI-88 belongs to the class of compounds known as angiogenesis inhibitors (compounds that inhibit the growth of blood vessels to tumours). This field of research has been validated in recent years through the launch of Avastin(R) in 2004, Nexavar(R) in December 2005 and Sutent(R) in January 2006. Avastin(R) now has sales in excess of U.S.$1.3 billion9 globally and the class of angiogenesis inhibitors is estimated to be worth up to U.S.$10 billion in sales by 20109. While PI-88 is situated in a validated biological setting it is differentiated from this field as a heparanase inhibitor. To our knowledge there are no other heparanase inhibitors in clinical development for cancer.

(3) Genentech/Investor Relations/ Financials/Historical Product Sales
(4) JP Morgan, CBS News, Jun 30, 2006
(5) Pfizer Inc Segment/Product Review, First Quarter 2006
(6) Bear Stearns, John Borris
(7) East Bay Business Times, Jun 9, 2006
(8) WR Hambrecth & Co., Dec 21, 2005
(9) Frost and Sullivan; Global Cancer Therapeutics Market Oct 2005


28   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006
                                                                 realizing value

PROGEN IS MOVING TOWARDS A POST-OPERATIVE LIVER CANCER TRIAL

In May 2006, we announced that we had received support from the Food and Drug Administration (FDA) in the indication of liver cancer, for a single pivotal study (rather than two), accelerated approval on recurrence free survival (rather than overall survival) and use of a Special Protocol Assessment (SPA) to lock down trial design, sample size, end-points and timings.

Liver cancer is a wise choice for Phase III. The patients in this setting will have undergone curative resection for liver cancer and normally in many patients their disease would recur rapidly. This indication is a very good biological match with the way we believe PI-88 should work by inhibiting the growth of new tumour blood vessel formation and restricting metastasis. Coupled with the biological relevance, is the commercial potential of this indication. Currently there are no approved therapies in this indication and there is also a high unmet medical need amongst patients who have had primary liver cancer tumours removed as the recurrence rate is quite high.

                    LOCALISED BREAST         LOCALISED LUNG   LOCALISED LIVER CANCER
                    CANCER (10)              CANCER (11)      [HCC](12)
Time to recurrence  10% in 5 years           30% in 5 years   50% in 12-15 months

Median survival     15 years +               5 years          3 years

Current therapies   Chemotherapy             Radiation        None
                    Hormonal therapy         Chemotherapy
                    New targeted therapies

(10) Clarke et al, Lancet, 2005 Dec 17; 366(9503): 2087-106
(11) Rubins et al, Lung Cancer, 2000 Apr; 28(1): 21-27
(12) Poon et al, J. Clin. Oncol., 2000 Mar; 18(5): 1094-101


29   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

[PICTURE OMITTED]

Prof. Chen, lead clinical investigator for our Phase II liver cancer trial. This trial is being conducted in Taiwan in collaboration with our strategic partner Medigen Biotechnology Corporation


30   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

LIVER CANCER IS A GLOBAL DISEASE

>  Hepatitis B&C lead to development of liver cancer
>  677,000 new cases of liver cancer diagnosed per year globally(13)
>  Infection levels in key Asian Countries as high as 50%
>  1.5 times more men than women infected by Hepatitis B&C
> Infected men are seven times more likely to develop liver cancer than women > Key treatment is surgery, if caught early, but recurrence is very high and quick
> PI-88 is expected to impact recurrence and therefore extend overall survival

OUR PHASE III PROGRAM WILL FOCUS ON THE COUNTRIES WITH THE LARGEST ECONOMIC
IMPACT

(Economic impact = number cases multiplied by country's per capita GDP. These countries account for over 0% of liver cancer economic impact and 60% of all liver cancer cases)

[CHART OMITTED]


(13) Cancer Facts & Figures 2005, American Cancer Society


31   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

[LOGO OMITTED]
CORPORATE
DEVELOPMENT

Progen is an established Australian biotechnology company with innovative and dedicated researchers working on the discovery and development of human pharmaceuticals for the treatment of cancer and other serious diseases.

Progen has developed and actively uses an approach and associated infrastructure to uniquely position the Company to move aggressively and effectively, a portfolio of biotechnology opportunities from hits and leads, to drugs moving towards commercialisation. We have a three armed strategy to building a sustainable future for Progen.

A 3 ARMED STRATEGY:

1    Focus on speed to market for our lead product PI-88

2 Continue to back fill our pipeline with our drug discovery efforts, in-licensing products and M&A opportunities. This will leverage and expand our clinical development capabilities to add substantial value through clinical development

3 Partner when and where it makes sense. Continue to assess partnering opportunities for all our projects in parallel including PI-88 and develop collaborations that realise the appropriate value of the technology at that timepoint

[GRAPH OMITTED]


32   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006
                                                            a sustainable future

Our strategy to achieve a sustainable, robust pipeline is built upon four core corporate development activities:

1    INTERNAL DRUG DISCOVERY
2    IN-LICENSING ACTIVITIES
3    STRATEGIC PARTNERING
4    COMPANY WIDE GROWTH STRATEGIES

INTERNAL DRUG DISCOVERY

WE AIM TO FILL THE PROGEN PIPELINE WITH INNOVATIVE NEW CANCER THERAPIES.

Our oncology focused in-house drug discovery capability is based upon the design of small-molecule inhibitors of carbohydrate-protein interactions.

The objective of this research is to replenish and to diversify the Company's product development portfolio by creating a robust drug pipeline. It is critical that this activity is guided towards commercially relevant targets and the development of products or new investigational drugs that are novel, marketable and have significant value to the Company. Strategic input is provided as part of our corporate development process to build a competitive pipeline of new opportunities that will aid in the Company's sustainability.

IN-LICENSING ACTIVITIES

ADDING VALUE TO NEW PRODUCTS USING PROGEN'S CLINICAL EXPERTISE.

Progen's in-licensing strategy is to seek products to in-license, or collaborate upon, which has great unrealised potential in the area of oncology, but which has not yet been fully explored in a clinical setting. We will then add value using our clinical expertise to develop the products to an appropriate commercialisation point. We continue to review the cancer research field for suitable early-stage, in-licensing candidates, both within Australia and internationally and this remains a key driver to the success of our sustainable strategy.

STRATEGIC PARTNERING

BALANCING THE TIMING AND VALUE OF STRATEGIC PARTNERING WITH INCREASED VALUE CREATION AS MORE DATA IS ACCUMULATED.

Strategic partnering is an important part of the Company's commercialisation strategy for all of our products. Progen has not yet executed a licensing agreement for the development of PI-88. However, we continue to assess these opportunities in parallel with taking the product aggressively towards market commercialisation. It is important that if we partner the product it should be at the appropriate stage that will maximise PI-88's value. To date we have elected not to accept collaborative terms that do not reflect the product's value. Our licensing activity and clinical development are continuing simultaneously. The key is to move PI-88 towards market as quickly as possible and our goal is not to let the logistics of a deal delay the market launch of the product.

COMPANY WIDE

GROWTH STRATEGIES

EVALUATING TRANSFORMATIONAL GROWTH STRATEGIES THAT INVOLVE MERGERS AND ACQUISITIONS.

We are actively evaluating a variety of opportunities that will help Progen build a sustainable pipeline. Some of these involve mergers and acquisitions with either clinical development or research platform synergies. If we are to become a globally competitive biotechnology company, it is important that we leverage our skills and expand them further with company wide growth strategies such as these. We always keep our shareholders value as our highest priority in these transactions. We will merge or acquire companies when it makes strategic sense to do so and gives our shareholders the best opportunity for value creation.


33   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

CORPORATE GOVERNANCE

CORPORATE GOVERNANCE STATEMENT
Progen Industries Limited ("the Company") and its Board are committed to achieving and demonstrating the highest standard of corporate governance. The Board guides and monitors the business affairs of the Company on behalf of the shareholders by whom they are elected and to whom they are accountable. The Company is committed to implementing the highest standards of corporate governance.

In setting standards, the Company has considered the ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations ( ASX Governance Recommendations). The Company continues to develop and improve corporate governance processes and standards and Progen's practices are largely consistent with the ASX guidelines. Formal written policies or disclosure practices have been disseminated throughout the organisation and measures are in place to achieve compliance.

A detailed description of the Company's corporate governance framework is set out in the following pages. Unless otherwise stated, the corporate governance framework operated throughout the entire year.


34   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

[PICTURE OMITTED]


35   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

BOARD OF DIRECTORS

>  BOARD COMPOSITION

Directors are appointed to the Board based on the specific skills required by the Company and on the independence of their decision-making and judgement. The skills, experience and expertise relevant to the role for each director in office at the date of the annual report is included in the directors' report.

Progen's Board is not composed of a majority of independent directors and the Chair is not an independent director as recommended by Principles 2.1 and 2.2 of the ASX Governance Recommendations. The directors currently consider the composition of the Board to be adequate given Progen's stage of development. The Board considers that the individuals on the Board can make quality and independent judgements in the best interests of the Company on all relevant matters.

>  RESPONSIBILITIES

The Board recognises the need to clearly delineate its roles and those of management. In its board charter, the Board has formalised a list of those responsibilities reserved for itself and has delegated certain authority to management. Full details of the Board's role and responsibilities are included in the board charter, a copy of which can be found on the Company's website (www.progen.com.au).

The Company's Board charter was formalised in June 2006, however, the policies and practices contained within this charter have been followed for many years.

>  BOARD CONDUCT

Each member of the Board is committed to spending sufficient time to enable them to carry out their duties as a director of the Company. The number of meetings of the Company's Board of directors, and of each board committee, held during the year ended 30 June 2006, and the number of meetings attended by each director are disclosed in the directors' report under the heading "Directors' Attendance at Board and Committee Meetings".

>  CONFLICTS OF INTEREST

Directors must declare their interests in any dealings with the Company and, in accordance with board policy, are precluded from participating in discussions or decision-making on such dealings.

>  PERFORMANCE ASSESSMENT

During August and September 2005 the directors undertook a selfassessment of its performance with recommendations being made on ways to improve. Many of those recommendations have been implemented.

BOARD COMMITTEES

>  NOMINATION COMMITTEE

Principle 2.4 of the ASX Recommendations requires listed entities to establish a nomination committee. Progen does not have a separately established nomination committee because the duties and responsibilities typically delegated to such a committee are accepted as being the responsibility of the full Board. The Board does not believe that any marked efficiencies or enhancements would be achieved by the creation of a separate nomination committee and believes the existing arrangement is appropriate for a company of Progen's size and stage of development.

>  REMUNERATION COMMITTEE

The remuneration committee consists of two non-executive directors, Dr Eutick and Mr Burns.

The remuneration committee reviews remuneration policies and practices generally, and makes specific recommendations on remuneration packages of the Company's executive having regard to performance, relevant comparative information and independent expert advice where necessary.

Further information on directors' and executives' remuneration is set out in the Remuneration Report section of the directors' report.


36   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006
                                                                working together

>  AUDIT & RISK MANAGEMENT COMMITTEE

The Board has established an audit and risk management committee that operates under a charter approved by the Board. The members of this committee consist of three nonexecutive independent directors, Mr Burns, Dr Eutick and Prof Zalcberg. The Chief Executive Officer and Chief Financial Officer attend audit and risk committee meetings as invitees.

The charter for the audit and risk management committee can be found at the Company's website (www.progen.com.au).

Details on the number of meetings of the audit and risk management committee held during the year and the attendees at those meetings can be found in the directors' report under the heading "Directors' Attendance at Board and Committee Meetings".

CODES OF CONDUCT

The Company has introduced two codes of conduct, a Code of Business Conduct to guide all employees in respect of ethical behaviour and a Code of Ethics for Executive Directors and Chief Financial Officer. These codes of conduct cover conflicts of interest, confidentiality, fair dealing, protection of assets, compliance with laws and regulations, whistle-blowing, security trading and commitments to shareholders. Copies of these two codes of conduct are on the Company's website (www.progen.com.au).

The Company has processes in place designed to ensure the truthful and factual presentation of the Company's financial position and prepares and maintains accounts fairly and accurately in accordance with generally accepted accounting and financial reporting standards. The Chief Exectutive Officer and the Chief Financial Officer made the attestations recommended by the ASX Corporate Governance Council as to the Company's financial condition prior to the Board signing this annual report.

SECURITIES TRADING

The Company has a Board-approved policy concerning trading in the Company's shares by directors, officers and employees. It is disclosed on the Company's website (www.progen.com.au).

COMPANY COMMUNICATIONS

>  COMMUNICATION POLICY

The Company has written policies and procedures on information disclosure that focus on continuous disclosure of any information concerning the Company that a reasonable person would expect to have a material effect on the price of the Company's securities.

The Board has designated the Company Secretary as the person responsible for overseeing and co-ordinating disclosure of information to the ASX as well as communicating with the ASX.

All information once disclosed to the ASX is posted on the Company's website (www.progen.com.au) as soon as possible. Material used in presentations to shareholders, analysts, brokers and the media is released to the ASX and posted on the Company's website. All recent Company announcements, media briefings, press releases, financial reports and other information about the Company generally are available on the Company's website (www.progen.com.au).

>  DISCLOSURES

The following documents are disclosed in full on the Company's website at (www.progen.com.au).

-    Progen's Code of Business Conduct
-    Code of Ethics for Executive Directors and Chief Financial Officer
-    Audit and Risk Management Committee Charter
-    Insider Trading Policy
-    Communication Policy


37   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

BOARD OF DIRECTORS
[PICTURE OMITTED]

John Zalcberg
Linton Burns
Stephen Chang
Malvin Eutick
Justus Homburg
Patrick Burns

* Stanley Chang absent at time of photo


38   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

DIRECTOR'S REPORT FOR THE YEAR ENDED 30 JUNE 2006


DIRECTORS' REPORT
YOUR DIRECTORS PRESENT THEIR REPORT ON THE COMPANY FOR THE YEAR ENDED 30 JUNE
2006

01 DIRECTORS

Mr Stephen Chang, Prof John Zalcberg, Dr Mal Eutick, Mr Patrick Burns, Dr Stanley Chang and Mr Eugene Cheng (alternate for Dr Stanley Chang) were directors of Progen Industries Limited during the whole of the financial year and up to the date of this report.

Mr T Justus Homburg was appointed as Managing Director on 1 March 2006 and continues in that office as of the date of this report. Mr Lewis Lee resigned as Managing Director on 1 March 2006.

Mr Linton Burns was the Company Secretary during the whole of the financial year and up to the date of this report.

02 DIVIDENDS

No dividends have been paid or declared during the period and the directors do not recommend the payment of a dividend for the year ended 30 June 2006 (2005:
$Nil).

03 RESULTS AND REVIEW OF OPERATIONS

COMPANY OVERVIEW
----------------

The principal activities of Progen Industries Limited during the year continued to be:
- Discovery, research and development of potential biopharmaceutical therapeutics for the treatment of human diseases; and
- The provision of contract services related to the process development, manufacture and quality assurance of biological products.

The Company's objective is to build a sustainable biotechnology business through the discovery, development and commercialisation of small molecule-based therapeutics for cancer and other serious diseases.

Our two operating divisions are Research and Development (R&D) and Manufacturing.

OPERATING RESULTS FOR THE YEAR
------------------------------

To be read in conjunction with the attached financial report.

Total operating revenue was down 7.6% year on year at $2.822 million, the decline being attributable to a drop of $523,000 in Manufacturing revenues as this division continues to concentrate on the production of PI-88 for our clinical trial program over pursuit of external revenue generating contracts consistent with the Company focussing on the clinical development of PI-88 including preparation for potential Phase III clinical trials.

The overall operating result for the year ended 30 June 2006 was a loss of $7.609 million, being an increase of 27.2% over the prior year loss. The increased loss is primarily due to the decline in Manufacturing revenues recorded over the previous reporting period and the impairment charge in relation to our investment in Medigen Biotechnology Corporation. Ignoring the impairment charge the year on year operating loss increased 16.9% to $6.990 million.


39   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

                               DIRECTOR'S REPORT FOR THE YEAR ENDED 30 JUNE 2006

OPERATING RESULTS FOR THE YEAR (Cont'd)
------------------------------

An analysis by business segment follows.

                                      2006      2005
                         % Change     $000      $000
------------------------------------------------------
REVENUE
Research & Development       (0.9)      760       767
Manufacturing               (36.6)      905     1,428
Unallocated                  34.7     1,157       859
TOTAL REVENUE                (7.6)    2,822     3,054
                         -----------------------------

SEGMENT RESULT
Research & Development        5.4    (3,135)   (3,314)
Manufacturing              (319.4)   (1,170)     (279)
Unallocated                 (38.4)   (3,304)   (2,387)
OPERATING (LOSS)            (27.2)   (7,609)   (5,980)

RESEARCH AND DEVELOPMENT (R&D)
The primary activities of the R&D division continue to be:
1.The clinical development of the Company's anti-cancer drug candidates PI-88 and PI-166; and
2.The drug discovery program.

PI-88 is the Company's most advanced compound. Our principal objective is to commercialise PI-88 as an anti-cancer therapy applicable to a broad range of cancer types. PI-88 is currently being evaluated in Phase II human clinical trials. All PI-88 clinical trials are being conducted under an active Investigational New Drug application, or IND, with the United States, Food and Drug Administration, or FDA.

PI-166, the Company's second oncology product candidate, is a novel combination of an active small organic chemical molecule and a delivery vehicle that directs and retains the active drug constituent at the tumour site. PI-166 is being developed for potential application in the treatment of advanced hepatocellular carcinoma (primary liver cancer). PI-166 is currently being tested in a Phase I clinical trial with the primary objective being to investigate the safety and tolerability of escalating doses of PI-166 in patients with advanced stage primary liver cancer where surgical intervention is no longer an option (unresectable).

The goal of our drug discovery program is to discover and develop small molecule drug candidates that modulate the interaction between carbohydrates (sugars) and disease related protein targets as potential therapeutics for cancer. The drug discovery program involves an ongoing collaboration with the academic laboratory of Professor Martin Banwell of the Research School of Chemistry at the Australian National University. This program is partially funded by a $3.394 million Australian federal government AusIndustry Commercial Ready grant.

The net investment in our Research and Development initiatives decreased year on year by $179,000 or 5.4% to $3.135 million due mainly to the following:
- Expenditure on the PI-88 Phase II mono-therapy trial with patients with advance melanoma decreased by $382,000 as this trial completed during the prior reporting period;
- Expenditure on the PI-88 Phase II trial in patients with advance non-small cell lung cancer decreased $193,000 as patient recruitment concluded in February 2006;
- A decreases in expenditure on earlier PI-88 Phase I trials of $102,000 due to finalisation of these trials including analysis and report writing in the prior reporting period; and
- A decrease in expenditure on our Phase Ib PI-166 trial of $22,000 due to lower patient recruitment in the current financial year.

Somewhat off-setting the above decreases in expenditure were the following increases:
- Expenditure incurred in preparing for potential PI-88 Phase III development including regulatory and additional animal studies amounting to $369,000;
- Net expenditure increased $182,000 year on year on the PI-88 Phase II trial in conjunction with the chemotherapy agent dacarbazine in patients with metastatic melanoma. This trial commenced in May 2005 and during the course of the


40   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

DIRECTOR'S REPORT FOR THE YEAR ENDED 30 JUNE 2006

RESEARCH AND DEVELOPMENT (R&D) (Cont'd)
     current financial year we completed patient recruitment into the lead-in phase. This trial is being co-funded by our strategic alliance partners Medigen Biotechnology Corporation. During the year they contributed $249,000 to the costs of running this trial; and
- Net expenditure on our drug discovery program increased $11,000 year on year. Our drug discovery program is partially funded by an AusIndustry Commercial Ready grant. This grant contributed $760,000 to the costs incurred in funding this program during the financial year ended 30 June 2006.

MANUFACTURING
The primary activities of the Manufacturing division continue to be the manufacture of therapeutic products, including PI-88 and bioprocess technology development services. This division operates a manufacturing facility consisting of 15 modular laboratories each with a designated function.

The facility manufactures a range of biological products, including PI-88 and preparation of PI-166 for preclinical and clinical trials.

Our facility is licensed by the Australian Therapeutic Goods Administration for the manufacture of biological-based starting materials for human therapeutics to cGMP and by the Australian Office of Gene Technology Regulator for the manufacture of large scale genetically modified organisms.

The Manufacturing division's priorities for the financial year were the supply of PI-88 along with the validation and optimisation of the manufacturing process. As a result contract manufacturing revenue declined 36.6% year-on-year to $905,000.

The gross margin earned on external contracts, as a percentage of sales, increased from 76.6% to 95.0% with current contracts providing higher margins than those of the prior reporting period.

The divisions priority continues to be on optimising the PI-88 production processes and validating manufacturing steps in preparation for the production/technology transfer of the sulfation manufacturing to a FDA cGMP approved facility for future supply of Phase III clinical trial material. The Company's Darra facility will continue the fermentation and purification of the starting material.

LIQUIDITY
The Company ended the financial year with cash and cash equivalents totalling $15.872 million compared with $23.428 million at previous year-end. No additional capital was raised during the reporting period as a total of $15.089 million was raised during the previous reporting period.

Cash and cash equivalents at 30 June 2006 consisted of highly liquid interest bearing investments with maturities of 90 days or less. We believe that these investments do not constitute any material market risk exposure.

Cash flows
Cash of $6.521 million was expended during the year ended 30 June 2006 to finance net operating activities.

Funding requirements
Currently there are no material commitments for capital expenditures. However, we expect to incur substantial future commitments in light of our oncology clinical program and our drug discovery program. We are presently funding three Phase II multi-centre clinical trials of PI-88 and one Phase Ib clinical trial of PI-166 and are planning a potential Phase III clinical trial of PI-88 in post-resection liver cancer.

We expect to incur net expenditure of $3.219 million over the next two years on our current PI-88 clinical development program by which time all current trials are anticipated to have completed and $155,000 on our current PI-166 Phase 1b trial during the next financial year. In addition, we expect to incur expenditure in relation to the planning of a potential Phase III clinical trial of PI-88, including regulatory and manufacturing costs.

Drug discovery is partially funded by a $3.394 million AusIndustry Commercial Ready grant. This grant is for three years funding from August 2005. As at 30 June 2006 the maximum remaining to be claimed under this grant amounted to $2.634 million, the Company expects to contribute a similar amount to this over the next two years.

Future cash requirements will depend on a number of factors, including: the scope and results of preclinical studies and clinical trials, continued progress of our research and development programs, including our in-licensing activities, our ability


41   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

                               DIRECTOR'S REPORT FOR THE YEAR ENDED 30 JUNE 2006

Funding requirements (Cont'd)
to generate revenues from our contract manufacture services, our ability to generate revenue from the commercialisation of PI-88, PI-166 and our drug discovery platform and the availability of other financing.

The Company estimates that the current cash reserves are sufficient to fund its on-going operations for at least 15 months from the date of this report. This excludes capital requirements outside of normal operating activities.

04 SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

There were no significant changes in the state of affairs of the Company during the year other than those matters that are stated in this report and the accompanying financial report.

05 SIGNIFICANT EVENTS AFTER THE BALANCE DATE

There has not been any matter or circumstance, other than referred to elsewhere in this report, the financial statements or notes thereto, that has arisen since 30 June 2006 that has significantly affected, or may significantly affect:

-    the Company's operations in future financial years; or
-    the results of those operations in future financial years; or
-    the Company's state of affairs in future financial years.

06 LIKELY DEVELOPMENTS AND EXPECTED RESULTS

The likely developments in the year ahead include:

- Continuing the clinical development of PI-88 which involves conducting and managing the multiple Phase II cancer trials and planning for a Phase III trial in post resection liver cancer with a likely commencement date of 2nd quarter calendar year 2007.
- In parallel with the clinical development program, pursue a PI-88 partnering agreement with a pharmaceutical or biotechnology company that has the appropriate capabilities to accelerate development and commercialisation. The Company has engaged the transactional services of Burrill & Co to assist with this process.
- Continue the clinical development of PI-166 by concluding the current Phase Ib trial. Determine the future development or partnering of PI-166 based on the results of the current Phase Ib trial.
- Continue to advance our drug discovery program with the objective of producing a new drug candidate with the potential to enter human clinical studies by the end of calendar year 2008.
- To screen in-licensing opportunities to supplement the existing drug development pipeline.

The overall goal is to build a sustainable biotechnology company that has a well diversified and deep pipeline of drug candidates in development.

- Assess funding opportunities to ensure that capital requirements are sufficient in facilitating realisation of the above objectives.

07 INFORMATION ON DIRECTORS

MR STEPHEN CHANG, B.ENG.
EXECUTIVE CHAIRMAN
Mr Chang is a founding Director of the Company and has served as Chairman in the period from 1989 to 1994 and again since 1999. Mr Chang holds an engineering degree from the National Taiwan Ocean University. He served as Chairman of Taiwan based Medigen Biotechnology Corporation during its inauguration.

MR T JUSTUS HOMBURG
MANAGING DIRECTOR
Mr Homburg was appointed as Chief Executive Officer in March 2006 having joined the Company as Chief Operating Officer in January 2006. Mr Homburg holds an MBA from the University of Washington with degrees from Iowa State University, Southern Illinois University and The University of Utrecht. His background includes over a decade in new technology commercialisation, strategic planning, corporate development and general management with Monsanto. Prior to joining the Company in January 2006 Mr Homburg spent three years as the CEO of the start-up biotechnology company, Chirogen Pty Ltd, based in Melbourne.


42   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

DIRECTOR'S REPORT FOR THE YEAR ENDED 30 JUNE 2006

PROF JOHN ZALCBERG, M.B. B.S. PH.D. FRACP
NON-EXECUTIVE INDEPENDENT DIRECTOR
MEMBER OF THE AUDIT COMMITTEE
Professor Zalcberg, joined us as a Non-Executive Director in May 1995. He is Professor/Director of the Division of Haematology and Medical Oncology at the Peter MacCallum Cancer Institute in Melbourne, Australia. Among his numerous professional positions, Prof. Zalcberg has served as president of the Clinical Oncology Society of Australia; is currently the Chairman of the Australasian Gastrointestinal Trials Group and a member of the the Board of Cancer Trials Australia.

MR PATRICK BURNS, B.A. LLB (HONS)
NON-EXECUTIVE INDEPENDENT DIRECTOR
MEMBER OF THE AUDIT COMMITTEE
MEMBER OF THE REMUNERATION COMMITTEE
Mr Burns was appointed a Non-Executive Director in March 1999. Mr Burns holds a law degree from Harvard Law School. He is currently a non-executive director of ChemGenex Pharmaceuticals Ltd (ASX:CSX); vice chairman of Euclid Systems Corp, an eye-care company; chairman of StablEyes, Inc a biotechnology company in the eye-care field; a director of Firm View Inc and an advisor to a number of early stage technology companies.

DR MALVIN EUTICK, B.SC. (HONS) PH.D. OAM
NON-EXECUTIVE INDEPENDENT DIRECTOR
CHAIRMAN OF THE AUDIT COMMITTEE
MEMBER OF THE REMUNERATION COMMITTEE
Dr Eutick was appointed a Non-Executive Director in March 1999. Dr Eutick holds a science degree and a Ph.D. in biochemistry from the University of Sydney. He is a director of several private companies including TUTA Healthcare Pty Ltd and EuPharma Pty Ltd. He has had a long association with the biotechnology industry and was awarded the Medal of the Order of Australia for services to the industry in 1995.

DR STANLEY CHANG, MD. PH.D.
NON-EXECUTIVE DIRECTOr
Dr Chang was appointed a Non-Executive Director in February 2001. Dr Chang holds a medical degree from the National Taiwan University (NTU) college of Medicine, and a Ph.D. from the Department of Surgery, London Medical School, University of London. Dr Chang is the Chairman and CEO of Taiwan-based Medigen Biotechnology Corporation.

MR EUGENE CHENG, B.ENG, MBA
ALTERNATE FOR DR STANLEY CHANG
Mr Cheng was appointed the alternate director for Dr. Stanley Chang in March 2003. He is currently the chief operating officer of Medigen Biotechnology Corporation. Mr Cheng holds a B.E. in chemical engineering from the Chung Yuan College of Science and Engineering, Chung Li, Taiwan, and an MBA from the Management School of the National Sun Yat-sen University, Kaohsiung, Taiwan.

MR LINTON BURNS, B.A. ACC., ACA
COMPANY SECRETARY AND CHIEF FINANCIAL OFFICER
Mr Burns was appointed Company Secretary and Chief Financial Officer in August 2004. He is a qualified Chartered Accountant with over 17 years of commercial experience. Before joining Progen, Burns spent 5 years as CFO and Company Secretary for ASX listed biotechnology company BresaGen Limited. Mr Burns is the Company's representative on the Board of Medigen Biotechnology Corporation.

08 PARTICULARS ON DIRECTORS' INTEREST IN SHARES AND OPTIONS

As at the date of this report the directors' interests in shares and options of the Company as notified by the directors to the Australian Stock Exchange in accordance with S205G(1) of the Corporations Act 2001 were:

DIRECTOR            SHARES   OPTIONS
------------------------------------
Stephen Chang       736,424        -
T Justus Homburg     25,000   30,000
Prof John Zalcberg   15,849        -
Patrick Burns           500        -
Dr Mal Eutick        15,000        -
Dr Stanley Chang          -        -
Eugene Cheng              -        -


43   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

                               DIRECTOR'S REPORT FOR THE YEAR ENDED 30 JUNE 2006


09 DIRECTORS' ATTENDANCE AT BOARD AND COMMITTEE MEETINGS

The number of directors' meetings held during the year and the number of meetings attended by each director were as follows:

                                                               Directors'           Audit committee
                                                                meetings                meetings
Name                                                         A            B           A           B
Stephen Chang                                                11          11           *           *
Lewis Lee (resigned 1 March 2006)                             8           8           *           *
T Justus Homburg (appointed 1 March 2006)                     3           3           *           *
Prof John Zalcberg                                           11          11           5           5
Patrick Burns                                                11          11           5           5
Dr Mal Eutick                                                11          11           5           5
Dr Stanley Chang                                             10          11           *           *
Eugene Cheng (alternate director for Dr Stanley Chang)        1          11           *           *

KEY
A : Number of meetings attended
B : Number of meetings held during the time the director held office or was a member of the audit committee
* : Not a member of the audit committee

10 REMUNERATION REPORT

A. PRINCIPLES USED TO DETERMINE THE NATURE AND AMOUNT OF REMUNERATION

Remuneration levels are competitively set to attract the most qualified and experienced directors and executives. The remuneration structures outlined below are designed to attract suitably qualified candidates, reward the achievement of strategic objectives and achieve the broader outcome of creation of shareholder value.

The Board ensures that executive reward satisfies the following criteria for good reward corporate governance practices:
-    competitiveness and reasonableness
-    acceptability to shareholders
-    performance linkage/alignment of executive compensation
-    transparency
-    capital management

Remuneration packages include a mix of fixed and variable remuneration and long-term based incentives.

NON-EXECUTIVE DIRECTORS
Non-executive directors' fees reflect the demands which are made on and the responsibilities of the directors. Non-executive directors' fees are reviewed periodically by the Board.

Non-executive directors have, in the past, received share options in the Company. The Company considers that issuing options to non-executive directors is good cash management in that it is a form of non-cash remuneration. Details of share options currently held by non-executive directors are shown on page 79. The Company may consider issuing further share options to non-executive directors, such allocations are subject to shareholder approval under the listing rules of the Australian Stock Exchange.

Non-executive directors' fees are determined within an aggregate directors' fee pool limit, which is periodically recommended for approval by shareholders. The current aggregate fee pool limit is $300,000 which was approved by shareholders at the 2002 AGM.

Fees paid to non-executive directors were last reviewed on 1 January 2005 and amount to $53,750 per annum for each non-executive director. This is inclusive of board committee fees.

Retirement allowances are not paid to non-executive directors.


44   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

DIRECTOR'S REPORT FOR THE YEAR ENDED 30 JUNE 2006

A. PRINCIPLES USED TO DETERMINE THE NATURE AND AMOUNT OF REMUNERATION (Cont'd)

EXECUTIVE PAY
The executive pay and reward framework has two components:
-    fixed remuneration including base pay and benefits
-    performance-linked remuneration

Fixed remuneration
The level of fixed remuneration is set so as to provide a base level of remuneration which is both appropriate to the position and is competitive in the market.

Fixed remuneration consists of base remuneration (which is calculated on a total cost basis and includes any FBT charges related to employee benefits including motor vehicles), as well as employer contributions to superannuation funds.

Base pay for senior executives is reviewed annually through a process that considers individual performance and overall performance of the Company. A senior executive's remuneration is also reviewed on promotion.

There are no guaranteed base pay increases included in any senior executives' contracts. Certain executives are however entitled to receive a fixed number of options on the first three anniversaries of commencement of employment with the Company. Such arrangements are used as a non-cash inducement to secure the services of those senior executives and as a means of retaining the services of those senior executives.

The Company does not pay retirement benefits to any senior executives other than contributing compulsory superannuation to the senior executives' fund of choice. This benefit forms part of the senior executives' base remuneration.

Performance-linked remuneration Performance linked remuneration includes both cash and equity based incentives and is designed to reward executive directors and senior executives for achieving certain defined milestones.

Periodically, the Remuneration Committee sets the milestones which, if achieved, form the basis for the payment of cash bonuses. Currently several senior executives can earn cash bonuses on the achievement of certain pre-agreed milestones.

Equity based incentives currently consist of options that are issued under the Progen Directors and Employee Option Incentive Plan which was approved at the 2004 AGM.

The Remuneration Committee periodically considers the granting of options to senior executives. With the exception of the Chief Executive Officer the number of options granted to senior executives is based on the prior performance and seniority of that executive and therefore they have no performance hurdles attached to them that are required to be achieved before they can be exercised. The exercise price has however been set above the share price at the time of grant, thereby linking this component of remuneration to shareholder returns.

Details of options currently held by senior executives is shown on page 79 of the financial statements.

As a development stage company the Remuneration Committee does not provide long-term incentives based on the Company's earnings.

In considering the consequences of the Company's performance on shareholder wealth the Board have regard to total shareholder returns. In the Company's case this consists of the movement in the Company's share price and other capital management incentives. Given the current stage of the Company's development we have never paid a dividend and currently have no intentions of doing so.

The following table shows the change in the Company's share price and market capitalisation during the current financial year and the previous four financial years

                                              2006    2005     2004    2003     2002
--------------------------------------------------------------------------------------
Share price at end of year                   $ 2.70  $ 2.69   $ 3.55  $ 0.76   $ 1.01
Change in share price                        $ 0.01  $(0.86)  $ 2.79  $(0.25)  $(0.53)
Market capitalisation at end of year ($m's)  $109.6  $109.1   $122.5  $ 22.9   $ 24.6
Change in market capitalisation ($m's)       $ 0.50  $(13.4)  $ 99.6  $ (1.7)  $(13.0)


45   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

                               DIRECTOR'S REPORT FOR THE YEAR ENDED 30 JUNE 2006

B. DETAILS OF REMUNERATION OF KEY MANAGEMENT PERSONNEL (AUDITED)

Table 1: Directors' remuneration for the year ended 30 June 2006.

-----------------------------------------------------------------------------------------------------------------
                                                                                                 Share-
                                                                                                  based
                                        Short term benefits         Post employment benefits   payments
                                -------------------------------  ----------------------------  --------
                                                            Non
                                 Salary and     Cash   monetary        Super-
                                       fees    bonus   benefits     annuation      Retirement   Options     Total
DIRECTORS                                 $        $          $             $               $         $         $
------------------------  ----  -----------  -------  ---------  ------------  --------------  --------  --------
Stephen Chang             2006      295,526        -          -        30,421               -         -   325,947
Executive Chairman        2005      236,177        -          -        21,256               -         -   257,433
------------------------  ----  -----------  -------  ---------  ------------  --------------  --------  --------
T Justus Homburg(1)       2006      135,526        -          -         8,707               -    23,539   167,772
Chief Executive           2005            -        -          -             -               -         -         -
------------------------  ----  -----------  -------  ---------  ------------  --------------  --------  --------
Lewis Lee(2)              2006      221,142   45,872     18,921        22,069               -         -   308,004
Chief Executive           2005      268,783        -     37,885        24,190               -         -   330,858
------------------------  ----  -----------  -------  ---------  ------------  --------------  --------  --------
Prof John Zalcberg        2006       49,312        -          -         4,438               -         -    53,750
Non-executive             2005       44,376        -          -         3,994               -         -    48,370
------------------------  ----  -----------  -------  ---------  ------------  --------------  --------  --------
Patrick Burns             2006       53,750        -          -             -               -         -    53,750
Non-executive             2005       48,370        -          -             -               -         -    48,370
------------------------  ----  -----------  -------  ---------  ------------  --------------  --------  --------
Dr Mal Eutick             2006       49,312        -          -         4,438               -         -    53,750
Non-executive             2005       44,376        -          -         3,994               -         -    48,370
------------------------  ----  -----------  -------  ---------  ------------  --------------  --------  --------
Dr Stanley Chang          2006       53,750        -          -             -               -         -    53,750
Non-executive             2005       48,370        -          -             -               -         -    48,370
------------------------  ----  -----------  -------  ---------  ------------  --------------  --------  --------
Eugene Cheng              2006            -        -          -             -               -         -         -
Alternate, non-executive  2005            -        -          -             -               -         -         -
-----------------------------------------------------------------------------------------------------------------

(1)  Commenced employment on January 2006, appointed a director on 1 March 2006.
(2)  Resigned 1 March 2006.


46   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

DIRECTOR'S REPORT FOR THE YEAR ENDED 30 JUNE 2006

Table 2: Remuneration for the other key management personnel for the year ended 30 June 2006.

                                                                                                       Share-
                                                                                                        based
                                            Short term benefits           Post employment benefits   payments
                                                                 Non
                                       Salary and     Cash   monetary        Super-
OTHER KEY MANAGEMENT                         fees    bonus   benefits     annuation      Retirement   Options     Total
PERSONNEL                                       $        $          $             $               $         $         $
Linton Burns1                   2006      145,000   27,523          -        15,527               -    23,413   211,463
Company Secretary, CFO          2005      117,819        -          -        10,604               -    33,330   161,753
Anand Gautam(2)                 2006      113,211        -          -        10,189               -         -   123,400
VP Research &
Development                     2005            -        -          -             -               -         -         -
Sarah Meibusch(3)               2006       95,000    4,987          -         8,999               -         -   108,986
Director of Business
Development                     2005        3,288        -          -           295               -         -     3,583
Greg Orders                     2006      100,004        -          -         9,000               -         -   109,004
General Manager,
Manufacturing                   2005       89,127        -     28,457         9,018               -         -   126,602
Dr. R. Don(4)                   2006            -        -          -             -               -         -         -
V.P. Research &
Development                     2005      107,834        -          -         7,429               -         -   115,263
M.McColl(5)                     2006            -        -          -             -               -         -         -
Company Secretary, CFO          2005        6,531        -      2,049           766               -         -     9,346
Dr D. Schliebs(6)               2006            -        -          -             -               -         -         -
V.P. Business
Development                     2005      122,024        -     14,586        10,708               -    25,520   172,838

(1) Appointed 23 August 2004
(2) Appointed 19 Sept 2005
(3) S Meibusch was appointed Director of Business Development on 17 June 2005. Before this appointment she was the Company's Manager of Business Development. Amounts shown above include S Meibusch's remuneration as the Director of Business Development and not that of the entire reporting period.
(4) Resigned 4 March 2005
(5) Resigned 15 August 2004
(6) Resigned 17 June 2005

C. SERVICE AGREEMENTS (AUDITED)

It is the Company's policy that service contracts for executive directors and senior executives be unlimited in term but capable of termination on specified notice periods and that the Company has the right to terminate the contract immediately, by making payment equal to the specified notice period as pay in lieu of notice other than for misconduct when termination is immediate. The executive directors and senior executives are also entitled to receive on termination of employment their statutory entitlements of accrued annual leave and long service leave.

The service contract outlines the components of remuneration paid to the executive directors and senior executives but does not prescribe how remuneration levels are modified year to year. Remuneration levels are reviewed each year to take into account cost-of-living changes and any change in the scope of the role performed by the senior executive.

The current base remuneration and termination notice periods included in the service agreements with executives are detailed below.

S CHANG, EXECUTIVE CHAIRMAN
- Term of agreement - until next AGM where re-election in accordance with the Company's Constitution is required.
- Current base salary, inclusive of superannuation, of $305,200, last reviewed on 1 January 2005.


47   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

DIRECTOR'S REPORT FOR THE YEAR ENDED 30 JUNE 2006

- Provision of a motor vehicle, or payment of a motor vehicle allowance not exceeding $20,000.
- Payment of termination benefit on early termination by the Company, other than for misconduct, equal to 13 weeks base salary.

T J HOMBURG, CEO AND MANAGING DIRECTOR
-    Term of agreement - unlimited, capable of termination on 6 months notice.
- Current base salary, inclusive of superannuation, of $305,200, last reviewed on 31 March 2006.
- Payment of termination benefit on termination by the Company, other than for misconduct, equal to 6 months base salary.

L BURNS, CFO AND COMPANY SECRETARY
-    Term of agreement - unlimited, capable of termination on 8 weeks notice.
- Current base salary, inclusive of superannuation, of $158,050, last reviewed on 1 January 2005.
- Payment of termination benefit on termination by the Company, other than for misconduct, equal to 8 weeks base salary.

A GAUTAM, VICE PRESIDENT, RESEARCH & DEVELOPMENT
-    Term of agreement - unlimited, capable of termination on 8 weeks notice.
- Current base salary, inclusive of superannuation, of $158,050, last reviewed on 28 July 2005.
- Payment of termination benefit on termination by the Company, other than for misconduct, equal to 8 weeks base salary.

G ORDER, GENERAL MANAGER, MANUFACTURING
-    Term of agreement - unlimited, capable of termination on 4 weeks notice.
- Current base salary, inclusive of superannuation, of $109,000, last reviewed on 1 January 2005.
- Payment of termination benefit on termination by the Company, other than for misconduct, equal to 4 weeks base salary.

S MEIBUSCH, DIRECTOR OF BUSINESS DEVELOPMENT
-    Term of agreement - unlimited, capable of termination on 4 weeks notice.
- Current base salary, inclusive of superannuation, of $103,550, last reviewed on 20 June 2005.
- Payment of termination benefit on termination by the Company, other than for misconduct, equal to 8 weeks base salary.

D. SHARE-BASED PAYMENTS (AUDITED)

The last tranche of options granted to the directors and employees of the Company was made on 28 October 2003 under the terms of the Employee and Executive Share Incentive Scheme ("2003 Plan") which was approved by shareholders at the 2003 AGM.

The options granted to employees during the current reporting period relate to those negotiated as a component of compensation at the time the employee was considering an offer to join the Company. These options were granted under either the terms of the 2003 Plan or the Directors and Employees Option Incentive Plan which was approved by shareholders at the 2004 AGM.

The terms and conditions of each grant of options affecting remuneration in this or future reporting periods are as follows:

                                                                                              Value per
                                                                                              option at    Date
Name              Grant date        Expiry date      No. of options granted  Exercise price   grant date   excercisable
                                                                                                           From date of
Linton Burns      2 September 2005  2 February 2008                  33,000  $          3.03  $      0.71         grant
T Justus Homburg  17 February 2006  8 November 2008                  30,000  $          3.09  $      0.78  8 April 2006

Options granted under the plans for no consideration, have no vesting hurdles, and carry no dividend or voting rights. When exercised each option is converted into one ordinary share.

The amounts disclosed for emoluments relating to options above are the assessed fair values at grant date of the options granted to directors and executives. The fair value of options granted in 2005 and 2006 were computed at grant date using a bi-nomial option pricing model with the following weighted average assumptions:


48   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

DIRECTOR'S REPORT FOR THE YEAR ENDED 30 JUNE 2006

D. SHARE-BASED PAYMENTS (AUDITED) (Cont'd)

                          2006   2005
Expected life (yrs)        2.2   0.94
Expected volatility       56.0%  51.9%
Expected dividend yield    0.0%   0.0%
Risk free interest rate   5.16%  5.29%

Further details relating to options are set out below.

                                A                B               C                D               E
                   % remuneration   Value at grant        Value at   Value at lapse        Total of
                    consisting of             Date   exercise date             Date  columns B to D
Name                      options                $               $                $               $
T Justus Homburg            14.0%           23,539               -                -          23,539
Linton Burns                11.1%           23,413          21,450              Nil          44,863
Sarah Meibusch               0.0%                -               -              Nil             Nil

A = The percentage of the value of remuneration consisting of options, based on the value at grant date set out in column B.
B = The value at grant date calculated in using a bi-nomial option pricing model using assumptions disclosed elsewhere in this directors' report.
C = The value at exercise date of options that were granted as part of remuneration and were exercised during the year. This figure represents the intrinsic value of the options at exercise date.
D = The value at lapse date of options that were granted as part of remuneration and that lapsed during the year. Where options lapsed due to the underlying share price at the time of option expiry being greater than the exercise price $Nil is shown.

For each cash bonus and grant of options included in the tables under sections B and D above the percentage of the available bonus or grant that was paid, or that vested, in the financial year and the percentage that was forfeited because the person did not meet the service and performance criteria is set out below. No part of the bonuses are payable in future years. No options granted to directors or key management personnel contain vesting conditions.

                                      Cash bonus             Options
                                   Paid %  Forfeited %  Vested %  Forfeited %
Lewis Lee (resigned 1 March 2006)      42            5         -            -
Linton Burns                           60           40         -            -
Sarah Meibusch                         10            0         -            -
Anand Gautam                            0          100         -            -

11 LOANS TO DIRECTORS AND EXECUTIVES

No loans have been paid to Company directors or executives during or since the end of the financial year.

12 ENVIRONMENTAL REGULATIONS

The Company complies with all environmental regulations applicable to its operations.


49   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

                               DIRECTOR'S REPORT FOR THE YEAR ENDED 30 JUNE 2006


13 ROUNDING

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

14 INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

During the year, the Company paid a premium to insure the directors, company secretary and other executive staff. Due to the terms and conditions of the insurance arrangements, disclosure of the nature of the insurance and the premium are excluded.

The liabilities insured include costs and expenses that may be incurred in defending any wrongful, but not wilful, act, error or omission by the officers in their capacity as officers of the Company.

No other insurance premiums have been paid or indemnities given, during or since the end of the year, for any person who is or has been an officer or auditor of the Company.

AUDITOR INDEPENDENCE AND NON-AUDIT SERVICES
A copy of the Company's auditors' independence declaration is set out on the following page.

NON-AUDIT SERVICES
The Company's auditor, Ernst & Young, did not provide any non-audit services during the financial year ended 30 June 2006.


Signed in accordance with a resolution of the directors.


S. Chang                                             T.J. Homburg
Director                                             Director

/s/ S. Chang                                         /s/ T.J. Homburg

Date: 29 August 2006                                 Date: 29 August 2006


50   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

[LOGO OMITTED]

ERNST & YOUNG                 - 1 Eagle Street             - Tel 61 7 3011 3333
                                Brisbane QLD 4000            Fax 31 7 3011 3100
                                Australia

                                PO Box 7878
                                Waterfront Place
                                Brisbane QLD 4001

Auditor's Independence Declaration to the Directors of Progen Industries Limited

In relation to our audit of the financial report of Progen Industries Limited for the year ended 30 June 2006, to the best or my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

/s/ Ernst & Young
Ernst & Young

/s/ Winna Brown
Winna Brown
Partner

30 August 2006


51   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

                                INCOME STATEMENT FOR THE YEAR ENDED 30 JUNE 2006


INCOME STATEMENT

                                                                            2006      2005
                                                                 Notes     $'000     $'000
REVENUE FROM CONTINUING OPERATIONS
Sales revenue                                                    4 (a)      905     1,428
Cost of sales                                                                45       334
                                                                        ------------------
GROSS PROFIT                                                                860     1,094

Other income from ordinary activities                            4 (b)    1,917     1,626

Research and development expenses                                         3,896     4,081
Manufacturing expenses                                                    2,030     1,373
Administrative and corporate expenses                                     3,816     3,219
Finance costs                                                    4 (c)       25        27

Impairment of available-for-sale financial assets                   10      619         -
                                                                        ------------------

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAX EXPENSE                (7,609)   (5,980)
                                                                        ==================

INCOME TAX EXPENSE RELATING TO CONTINUING OPERATIONS                 5        -         -

NET LOSS ATTRIBUTABLE TO MEMBERS OF PROGEN INDUSTRIES LIMITED            (7,609)   (5,980)
                                                                        ==================

Basic and diluted loss per share (cents per share)                   6    (18.8)    (16.7)

Dividends per share (cents per share)                                         -         -


52   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

BALANCE SHEET AS AT 30 JUNE 2006


BALANCE SHEET

                                                 2006       2005
ASSETS                               NOTES      $'000      $'000
Current assets
Cash and cash equivalents                8    15,872     23,428
Trade and other receivables              9       156        243
Short-term deposits                               87          -
Prepayments                                      449         38
----------------------------------------------------------------
Total current assets                          16,564     23,709
----------------------------------------------------------------
NON-CURRENT ASSETS
Short-term deposits                                -         13
Available-for-sale financial assets     10     1,769      2,388
Property, plant and equipment           11     1,460        908
----------------------------------------------------------------
Total non-current assets                       3,229      3,309
----------------------------------------------------------------

TOTAL ASSETS                                  19,793     27,018
================================================================

LIABILITIES
Current liabilities
Trade and other payables                 1     1,265      1,162
Provisions                              14       265        250
Unearned government grants                        74          -
----------------------------------------------------------------
Total current liabilities                      1,604      1,412
----------------------------------------------------------------
Non-current liabilities
Provisions                              14       217        223
Unearned government grants                        52          -
----------------------------------------------------------------
Total non-current liabilities                    269        223
----------------------------------------------------------------

TOTAL LIABILITIES                              1,873      1,635
----------------------------------------------------------------

NET ASSETS                                    17,920     25,383
================================================================

EQUITY
Issued capital                          15    88,476     88,376
Options reserve                                  102         56
Accumulated losses                      23   (70,658)   (63,049)
----------------------------------------------------------------
TOTAL EQUITY                                  17,920     25,383
================================================================


53   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

                  STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2006


STATEMENT OF CHANGES IN EQUITY

                                                   Number of              Accumulated   Options
                                                    Ordinary    Amount         Losses   Reserve     Total
                                                      shares     $'000          $'000     $'000     $'000
---------------------------------------------------------------------------------------------------------
At 1 July 2004                                    34,521,065   73,751        (57,069)         -   16,682

Income and expense recognised
directly in equity                                         -        -              -          -        -
Loss of the period                                         -        -         (5,980)         -   (5,980)
                                                  -------------------------------------------------------
Total income/expense for the period                        -        -         (5,980)         -   (5,980)

Exercise of options                                4,816,713   12,041              -          -   12,041
Share placement                                    1,219,015    3,048              -          -    3,048
Less transaction costs                                           (464)             -          -     (464)
Cost of share-based payment                                -        -              -         56       56

                                                  -------------------------------------------------------
At 30 June 2005                                   40,556,793   88,376        (63,049)        56   25,383
                                                  =======================================================

At 1 July 2005                                    40,556,793   88,376        (63,049)        56   25,383

Income and expense recognised directly in equity           -        -              -          -        -
Loss of the period                                         -        -         (7,609)         -   (7,609)
                                                  -------------------------------------------------------
Total income/expense for the period                        -        -         (7,609)         -   (7,609)

Exercise of options                                   33,000      100              -          -      100
Cost of share-based payment                                -        -              -         46       46

                                                  -------------------------------------------------------
At 30 June 2006                                   40,589,793   88,476        (70,658)       102   17,920
                                                  =======================================================


54   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

CASH FLOW STATEMENT FOR THE YEAR ENDED 30 JUNE 2006


CASH FLOW STATEMENT

                                                                  2006      2005
                                                         NOTES   $'000     $'000
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers                                           1,250     2,091
Payments to suppliers and employees and others                   (9,668)   (8,799)
Receipt of government grants                                        838       605
Interest received                                                 1,084       820
Finance costs                                                       (25)      (27)
                                                                ------------------
NET CASH FLOWS (USED IN) OPERATING ACTIVITIES                8   (6,521)   (5,310)
                                                                ------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for short-term deposits                                    (74)        -
Purchase of property, plant, equipment and other assets     11   (1,061)     (216)
Proceeds from sale of property, plant and equipment                   -         8
                                                                ------------------
NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES               (1,135)     (208)
                                                                ------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Exercise of options                                                 100    12,041
Share placement                                                       -     3,048
Transaction costs of issue of shares                                  -      (464)
                                                                ------------------
NET CASH FLOWS FROM FINANCING ACTIVITIES                            100    14,625
                                                                ------------------

NET INCREASE/(DECREASE) IN CASH HELD                             (7,556)    9,107
Cash and cash equivalents at beginning of period                 23,428    14,321
                                                                ------------------
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD               8   15,872    23,428
                                                                ==================


55   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

               NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006


NOTES TO THE FINANCIAL STATEMENTS

01 CORPORATE INFORMATION

The financial report of Progen Industries Limited (the Company) for the year ended 30 June 2006 was authorised for issue in accordance with a resolution of the directors on 29 August 2006.

Progen Industries Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange
(ASX).

The nature of the operations and principal activities of the Company are described in Note 03.

02 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION
The financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 and Australian Accounting Standards. The financial report has been prepared on a historical cost basis. The financial report is presented in Australian dollars and all values are rounded to the nearest thousand dollars ($'000) unless otherwise stated under the option available to the Company under ASIC Class Order 98/100. The Company is an entity to which the class order applies.

STATEMENT OF COMPLIANCE
The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards (IFRS).

This is the first financial report prepared based on AIFRS and comparatives for the year ended 30 June 2005 have been restated accordingly except for the adoption of AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement. The Company has adopted the exemption under AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards from having to apply AASB 132 and AASB 139 to the comparative period. Reconciliations of AIFRS equity and profit for 30 June 2005 to the balances reported in the 30 June 2005 financial report and at transition to AIFRS are detailed in Note 24.


56   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

STATEMENT OF COMPLIANCE (Cont'd)

Australian Accounting Standards that have recently been issued or amended but are not yet effective have not been adopted for the annual reporting period ending 30 June 2006:

                                                                                        APPLICATION  APPLICATION
AASB          AFFECTED                                         NATURE OF CHANGE TO      DATE OF      DATE FOR THE
AMENDMENT     STANDARDS  TITLE                                 ACCOUNTING POLICY        STANDARD*    COMPANY
2004 - 3      AASB 119   Employee Benefits                     No change to accounting    1 January   1 July 2006
                                                               policy required.           2006
                                                               Therefore no impact

2005 - 1      AASB 139   Financial Instruments: Recognition    No change to accounting    1 January   1 July 2006
                         and Measurements                      policy required.           2006
                                                               Therefore no impact

2005 - 4      AASB 139   Financial Instruments                 No change to accounting    1 January   1 July 2006
              AASB 132   Financial Instruments                 policy required.           2006
              AASB 1     First-time adoption of AIFRS          Therefore no impact
              AASB 1023  General Insurance Contracts

              AASB 1038  Life Insurance Contract
2005 - 5      AASB 1     First-time adoption of AIFRS          No change to accounting    1 January   1 July 2006
              AASB 139   Financial Instruments                 policy required.           2006
                                                               Therefore no impact

2005 - 6      AASB 3     Business Combinations                 No change to accounting    1 January   1 July 2006
                                                               policy required.           2006
                                                               Therefore no impact

2005 - 9      AASB 4     Insurance Contracts                   No change to accounting    1 January   1 July 2006
              AASB 1023  General Insurance Contracts           policy required.           2006
              AASB 139   Financial Instruments                 Therefore no impact
              AASB 132   Financial Instruments

2005 - 10     AASB 132   Financial Instruments                 No change to accounting    1 January   1 July 2007
              AASB 101   Presentation of Financial Statements  policy required.           2007
              AASB 114   Segment Reporting                     Therefore no impact
              AASB 117   Leases
              AASB 139   Financial
              AASB 4     Insurance Contracts
              AASB 1023  General Insurance Contracts
              AASB 1023  Life Insurance Contracts

2006 - 1      AASB 121   The Effects of Change in Foreign      No change to accounting    1 January   1 July 2006
                         Currency Rates                        policy required.           2006
                                                               Therefore no impact

New Standard  AASB 7     Financial Instruments:                No change to accounting    1 January   1 July 2007
                                                               policy required.           2007
                                                               Therefore no impact

              UIG 4      Determining whether an                No change to accounting    1 January   1 July 2006
                         Arrangement contains a Lease          policy required.           2006
                                                               Therefore no impact

              UIG 5      Rights to Interests in                No change to accounting    1 January   1 July 2006
                         Decommissioning , Restoration and     policy required.           2006
                         Environmental Rehabilitation Funds    Therefore no impact


57   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

               NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

STATEMENT OF COMPLIANCE (Cont'd)

                                                                                        APPLICATION    APPLICATION
AASB          AFFECTED                                         NATURE OF CHANGE TO      DATE OF        DATE FOR THE
AMENDMENT    STANDARDS  TITLE                                  ACCOUNTING POLICY        STANDARD*      COMPANY
              UIG 7      Applying the Restatement Approach     No change to accounting   1 March 2006   1 July 2006
                         under AASB 129 Financial Reporting    policy required.
                         in Hyperinflationary Economies        Therefore no impact

              UIG 8      Scope of AASB 2                       No change to accounting   1 May 2006     1 July 2006
                                                               policy required.
                                                               Therefore no impact

              UIG 9      Reassessment of Embedded              No change to accounting   1 June 2006    1 July 2006
                         Derivatives                           policy required.
                                                               Therefore no impact

*Application date is for the annual reporting periods beginning on or after the date shown in the above table, with early adoption permitted for annual reporting periods beginning on or after 1 January 2005

The following amendments are not applicable to the Company and therefore have no impact.

AASB AMENDMENT  AFFECTED STANDARD(S)  TITLE
2006 - 2        AASB 1                First-time Adoption of IFRS for not-for-profit entities
2005 - 13       AASB 25               Financial Reporting by Superannuation Plans
2005 - 12       AASB 10               Life Insurance Contracts
2005 - 12       AASB 102              General Insurance Contracts
2005 - 9        AASB 4                Insurance Contracts
2005 - 9        AASB 102              General Insurance Contracts
2005 - 9        AASB 139              Financial Instruments: Recognition and Measurements
2005 - 9        AASB 13 2             Financial Instruments: Disclosure and Presentation
2005 - 4        AASB 139              Financial Instruments: Recognition and Measurements
2005 - 4        AASB 132              Financial Instruments: Disclosure and Presentation
2005 - 4        AASB 1                First-time Adoption of IFRS
2005 - 4        AASB 1023             General Insurance Contracts
2005 - 4        AASB 1038             Life Insurance Contracts
2005 - 2        AASB 1023             General Insurance Contracts
2005 - 1        AASB 139              Financial Instruments: Recognition and Measurement

SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS
The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

(i) Available-for-sale investments
At each reporting date the Company tests whether the investment in Medigen Biotechnology Corporation (MBC) has suffered any impairment, in accordance with the Impairment of financial assets accounting policy. The recoverable amount and hence any estimated impairment is based on the Company's ownership interest in the adjusted net tangible assets of MBC. The assumption being that this is a reasonable estimate of the recoverable amount. Refer to Note 10 for details of this investment.

REVENUE RECOGNITION
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

(i) Sale of goods
Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Risks and rewards of ownership are considered passed to the buyer at the time of delivery of the goods to the customer.

58   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

REVENUE RECOGNITION (Cont'd)
(ii) Rendering of services
Revenue from the provision of contract manufacturing services is recognised by reference to the stage of completion. Stage of completion is measured by reference to the outcome achieved to date as a percentage of the total outcome required for each contract.

(iii) Interest income
Revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

GOVERNMENT GRANTS
Government grants are recognised when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.

When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. When the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

BORROWING COSTS
Borrowing costs are recognised as an expense when incurred.

LEASES
The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term. Lease incentives are recognised in the income statement as an integral part of the total lease expense.

CASH AND CASH EQUIVALENTS
Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short term deposits with an original maturity of three months or less.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

TRADE AND OTHER RECEIVABLES
The Company has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for trade and other receivables applicable for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006 Trade receivables, which generally have 30-90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

An allowance for doubtful debts is made when there is objective evidence that the Company will not be able to collect the debts. Bad debts are written off when identified.

Accounting policies applicable for the year ending 30 June 2005 Trade receivables were recognised and carried at original invoice amount less a provision for any uncollectible debts. An estimate for doubtful debts was made when collection of the full amount was no longer probable. Bad debts were written off as incurred.

IMPAIRMENT OF FINANCIAL ASSETS
The Company has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005.


59   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

IMPAIRMENT OF FINANCIAL ASSETS (Cont'd)
Outlined below are the relevent accounting policies applicable for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006
The Company assesses at each balance sheet date whether a financial asset is impaired.

(i) Financial assets carried at amortised cost
If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (ie the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through use of an allowance account. The amount of the loss is recognised in profit or loss.

The Company first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in profit or loss, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

(ii) Financial assets carried at cost
If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value (because its fair value cannot be reliably measured), or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the current market rate of return for a similar financial asset.

(iii) Available-for-sale investments
If there is objective evidence that an available-for-sale investment is impaired, an amount comprising the difference between its cost (net of any principal repayment and amortisation) and its current fair value, less any impairment loss previously recognised in profit or loss, is transferred from equity to the income statement. Reversals of impairment losses for equity instruments classified as available-for-sale are not recognised in profit. Reversals of impairment losses for debt instruments are reversed through profit or loss if the increase in an instrument's fair value can be objectively related to an event occurring after the impairment loss was recognised in profit or loss.

Accounting policies applicable for the year ending 30 June 2005
For current and non-current financial assets, refer to note above for the impairment accounting policy.

FOREIGN CURRENCY TRANSLATION
Both the functional and presentation currency of the Company is Australian dollars ($).

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

All exchange differences in the financial report are taken to profit or loss.

INCOME TAX
Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.


60   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

               NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

INCOME TAX (Cont'd)
Deferred income tax liabilities are recognised for all taxable temporary differences except:
- when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
- when the taxable temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, and the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilised, except:
- when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
- when the deductible temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in profit or loss.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

OTHER TAXES
Revenues, expenses and assets are recognised net of the amount of GST except:
- when the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables, which are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

PROPERTY, PLANT AND EQUIPMENT
Plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses. Such cost includes the cost of replacing parts that are eligible for capitalisation when the cost of replacing the parts is incurred. Similarly, when each major inspection is performed, its cost is recognised in the carrying amount of the plant and equipment as a replacement only if it is eligible for capitalisation.

Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

Plant and equipment             5 to 10 years
Office furniture and equipment  3 to 10 years
Leasehold improvements           3 to 6 years


61   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

               NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

PROPERTY, PLANT AND EQUIPMENT (Cont'd)
The assets' residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

(i) Impairment
The carrying values of plant and equipment are reviewed for impairment at each reporting date, with recoverable amount being estimated when events or changes in circumstances indicate that the carrying value may be impaired.

The recoverable amount of plant and equipment is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the asset's value in use can be estimated to be close to its fair value.

An impairment exists when the carrying value of an asset or cash-generating units exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount.

For plant and equipment, impairment losses are recognised in the income statement in the cost of sales line item. However, because land and buildings are measured at revalued amounts, impairment losses on land and buildings are treated as a revaluation decrement.

(ii) Derecognition and disposal
An item of property, plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal.
Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognised.

INVESTMENTS AND OTHER FINANCIAL ASSETS
The Company has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for investments and other financial assets applicable for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006
Financial assets in the scope of AASB 139 Financial Instruments: Recognition and Measurement are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale investments, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transactions costs. The Company determines the classification of its financial assets after initial recognition and, when allowed and appropriate, re-evaluates this designation at each financial year-end.

(i) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in profit or loss when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

(ii) Available-for-sale investments
Available-for-sale investments are those non-derivative financial assets that are designated as available-for-sale or are not classified as any of the three preceding categories. After initial recognition available-for-sale investments are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is recognised in profit or loss.

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments with no active market, fair value is determined using valuation techniques, or cost if that approximates fair value. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument that is substantially the same; discounted cash flow analysis and option pricing models.


62   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

INVESTMENTS AND OTHER FINANCIAL ASSETS (cont'd)
Accounting policies applicable for the year ending 30 June 2005 Listed shares held for trading were carried at net market value. Changes in net market value were recognised as a revenue or expense in determining the net profit for the period.

All other non-current investments were carried at the lower of cost and recoverable amount.

Recoverable amount
Non-current financial assets measured using the cost basis were not carried at an amount above their recoverable amount, and when a carrying value exceeded this recoverable amount, the financial asset was written down to its recoverable amount.

IMPAIRMENT OF ASSETS
The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset's value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash generating unit to which it belongs.

When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to continuing operations are recognised in those expense categories consistent with the function of the impaired asset unless the asset is carried at revalued amount (in which case the impairment loss is treated as a revaluation decrease).

An assessment is also made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

TRADE AND OTHER PAYABLES
The Company has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for trade and other payables applicable for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006
Trade payables and other payables are carried at amortised costs and represent liabilities for goods and services provided to the Company prior to the end of the financial year that are unpaid and arise when the Company becomes obliged to make future payments in respect of the purchase of these goods and services.

Accounting policies applicable for the year ending 30 June 2005
Trade payables and other payables are carried at costs which is the fair value of the consideration to be paid in the future for goods and services received.

PROVISIONS
Provisions are recognised when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

When the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.


63   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

               NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

PROVISIONS (Cont'd)
If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the risks specific to the liability.

When discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

EMPLOYEE LEAVE BENEFITS
(i) Wages, salaries, annual leave and sick leave
Liabilities for wages and salaries, including non-monetary benefits expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date. Annual leave accrued and expected to be settled within 12 months of the reporting date is recognised in current provisions. They are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

(ii) Long service leave
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.

SHARE-BASED PAYMENT TRANSACTIONS
(i) Equity settled transactions:
The Company provides benefits to employees (including senior executives) of the Company in the form of share-based payments, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions).

The cost of these equity-settled transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined using a binomial model, further details of which are given in Note 12.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company (market conditions) if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the vesting period).

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects
(i) the extent to which the vesting period has expired and
(ii) the Company's best estimate of the number of equity instruments that will ultimately vest.

No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is only conditional upon a market condition.

If the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.


64   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

CONTRIBUTED EQUITY
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

EARNINGS PER SHARE
Basic earnings per share is calculated as net profit attributable to members of the parent, adjusted to exclude any costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted earnings per share is calculated as net profit attributable to members of the parent, adjusted for:
- costs of servicing equity (other than dividends) and preference share dividends;
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares; divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

03 SEGMENT INFORMATION

The Company operates predominantly in the biotechnology industry. The Company's primary segment reporting format is business segments as the Company's risks and rates of return are affected predominantly by differences in the products and services produced. The Company's activities comprise the research, development, and manufacture of biopharmaceuticals.

The operating businesses are organised and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets.

The Company operates predominantly in Australia, however does import and export some products.

BUSINESS SEGMENTS                 RESEARCH & DEVELOPMENT    MANUFACTURING       TOTAL
2006                                               $'000            $'000       $'000
OPERATING REVENUE
Sales to external customers                            -              905        905
Government grants                                    760                -        760
                                 ----------------------------------------------------
Total segment revenue                                760              905      1,665
                                 ----------------------------------------------------

Unallocated revenue                                                            1,157
                                                                            ---------
Total revenue                                                                  2,822
                                                                            =========

SEGMENT RESULT                                    (3,135)          (1,170)    (4,305)

Unallocated revenues & expenses                                               (3,304)
                                                                            ---------
OPERATING LOSS                                                                (7,609)
                                                                            =========


65   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

               NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

BUSINESS SEGMENTS                                       RESEARCH & DEVELOPMENT     MANUFACTURING     TOTAL
2005                                                                     $'000             $'000     $'000

OPERATING REVENUE
Sales to external customers                                                  -            1,428     1,428
Government grants                                                          767                -       767
                                                       ---------------------------------------------------
Total segment revenue                                                      767            1,428     2,195
                                                       ---------------------------------------------------

Unallocated revenue                                                                                   859
                                                                                                  --------
Total revenue                                                                                       3,054
                                                                                                  ========

SEGMENT RESULT                                                          (3,314)            (279)   (3,593)

Unallocated revenues & expenses                                                                    (2,387)
                                                                                                  --------
OPERATING LOSS                                                                                     (5,980)
                                                                                                  ========

2006
ASSETS
Segment assets                                                             783              898     1,681
Unallocated assets                                                                                 18,112
                                                                                                  --------
Total assets                                                                                       19,793
                                                                                                  ========

LIABILITIES
Segment liabilities                                                        854              193     1,047
Unallocated liabilities                                                                               826
                                                                                                  --------
Total liabilities                                                                                   1,873
                                                                                                  ========

OTHER SEGMENT INFORMATION
Acquisition of property, plant & equipment and other
non-current assets                                                         330              545       875
Unallocated acquisition of property plant & equipment
and other non-current assets                                                                          186
Depreciation                                                               220              274       494
Unallocated depreciation                                                                               38

2005
ASSETS
Segment assets                                                             184              706       890
Unallocated assets                                                                                 26,128
                                                                                                  --------
Total assets                                                                                       27,018
                                                                                                  ========


66   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

                                                        RESEARCH & DEVELOPMENT   MANUFACTURING   TOTAL
2005                                                                     $'000           $'000   $'000
LIABILITIES
Segment liabilities                                                        506              96     602
Unallocated liabilities                                                                          1,033
                                                                                                ------
Total liabilities                                                                                1,635
                                                                                                ======

OTHER SEGMENT INFORMATION
Acquisition of property, plant & equipment and other
non-current assets                                                          35             172     207
Unallocated acquisition of property, plant & equiment
and other non-current assets                                                                         9
Depreciation                                                               223             322     545
Unallocated depreciation                                                                            24

04 REVENUE AND EXPENSES

The following revenue is and expense disclosure is relevant in explaining   2006     2005
the performance of the entity:                                              $'000   $'000
(A) REVENUE
Revenue from services                                                         905    1,428
                                                                           ---------------
                                                                              905    1,428
                                                                           ---------------
(B) OTHER INCOME
Interest                                                                    1,103      820
Government grants                                                             760      767
Other revenue                                                                  54       39
                                                                           ---------------
                                                                            1,917    1,626
                                                                           ---------------
(C) FINANCE COST
Other loans                                                                    15       17
Make good provision discount adjustment                                        10       10
                                                                           ---------------
Total finance costs                                                            25       27
                                                                           ---------------

(D) DEPRECIATION, AMORTISATION AND FOREIGN EXCHANGE DIFFERENCES
INCLUDED IN THE INCOME STATEMENT
Depreciation                                                                  532      569
Net foreign exchange differences                                              (14)       7

(E) LEASE PAYMENTS AND OTHER EXPENSES INCLUDED IN THE INCOME STATEMENT
Minimum lease payments - operating leases                                     222      121

(F) EMPLOYEE BENEFITS EXPENSES
Wages and salaries                                                          3,729    3,348
Long service leave provision                                                   18       29
Share-base payments expenses                                                   46       33


67   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

               NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006


05 INCOME TAX

The prima facie tax, using tax rates applicable in the country of operation, on
operating loss differs from the income tax provided in the financial statements           2006       2005
as follows:                                                                               $'000     $'000
Prima facie tax on loss from ordinary activities @ 0%                                     (2,283)   (1,794)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income
  Impairment of available-for-sale investment                                                186         -
  Other expenses                                                                              87       (33)
  Additional deduction for research and development expenditure                             (218)     (315)
                                                                                        -------------------
Income tax benefit attributable to current year losses as reported in the Income
Statement                                                                                 (2,228)   (2,142)
Deferred tax asset not brought to account as realisation of the asset is not regarded
as probable                                                                                2,228     2,142
Income tax attributable to operating loss                                                      -         -
                                                                                        ===================

                                            Balance sheet        Income statement
                                           2006       2005      2006       2005
                                           $'000      $'000     $'000     $'000
DEFERRED INCOME TAX
Deferred income tax at 30 June relates
to the following:
Deferred tax liabilities
Interest on short-term investments            (24)       (30)        -           -
Gain on available-for-sale investment        (531)      (716)        -           -

Deferred tax assets
Sundry creditors and accruals                  87         59         -           -
Depreciation                                  239        185         -           -
Employee entitlements                         102        110         -           -
Make good obligation                           41          -         -           -
Sec 40- 0 costs                                93        129         -           -
Patent costs                                   96         86         -           -
Losses available for offset against
future taxable income                      23,357     21,129         -           -
                                         ====================
Deferred tax asset                         23,460     20,952
Deferred tax asset not recognised         (23,460)   (20,952)
                                         ====================
Gross deferred income tax as                    -          -
                                         ====================
Deferred tax income/(expense)                                        -           -

The deferred tax asset will only be obtained if:
(i) future assessable income of a nature and of an amount sufficient to enable the benefit to be realised;
(ii) the conditions for deductibility imposed by tax legislation continue to be complied with; and
(iii) no changes in tax legislation adversely affect the Company in realising the benefit.

TAX CONSOLIDATION
Effective from 1 July 2003, for purposes of income taxation, Progen Industries Limited and its dormant subsidiary have not entered into tax consolidation.


68   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006


06 EARNINGS PER SHARE

Basic earnings per share amounts are calculated by dividing net loss for the year attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

The following reflects the income and share data used in the basic and diluted earnings per share computations:

                                                                                                2006          2005
                                                                                               $'000         $'000
Loss used in calculating basic loss per share                                                (7,609)       (5,980)
                                                                                       ---------------------------

                                                                                          Number of      Number of
                                                                                             shares         shares
Weighted average number of ordinary shares on issue used in the calculation of basic
loss per share                                                                           40,560,782    35,709,343
Basic and diluted loss per share (cents per share)                                            (18.8)        (16.7)
                                                                                       ===========================

07 DIVIDENDS PAID AND PROPOSED

The entity has not declared or paid dividends and does not anticipate declaring or paying any dividends in the immediate term.

08 CASH AND CASH EQUIVALENTS

                              2006     2005
                             $'000    $'000
Cash at bank and in hand       372      147
Short-term deposits         15,500   23,281
                           ----------------
Cash and cash equivalents   15,872   23,428
                           ================

Cash at bank earns interest at floating rates based on daily bank deposit rates.

Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company and earn interest at the respective short-term deposit rates.

RECONCILIATION OF NET LOSS AFTER TAX TO NET CASH FLOWS FROM OPERATIONS
Net loss                                                                (7,609)  (5,980)
Adjustments for:
Depreciation                                                               532      569
Impairment of available-for-sale financial assets                          619        -
Net (profit)/loss on disposal of property, plant and equipment               -       13
Restoration additions                                                      (23)       -
Share options expensed                                                      46       56


69   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

               NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

                                                        2006      2005
                                                       $'000     $'000
CHANGES IN ASSETS AND LIABILITIES
(Increase)/decrease in trade and other receivables       87       215
(Increase)/decrease in prepayments                     (411)      123
(Decrease)/increase in trade and other payables          10      (345)
(Decrease)/increase in provisions                         9        39
(Decrease)/increase in government grants                126         -
                                                    ------------------
Net cash used in operating activities                (6,521)   (5,310)
                                                    ==================

09 TRADE AND OTHER RECEIVABLES

Trade receivables (i)                17   30
Other receivables                   139  213
                                    --------
Total trade and other receivables   156  243
                                    ========

(i) Trade receivables are non-interest bearing and are generally on 0- 0 day terms. An allowance for doubtful debts is made when there is objective evidence that a trade receivable is not collectable.

10 AVAILABLE-FOR-SALE FINANCIAL INVESTMENT

MEDIGEN BIOTECHNOLOGY CORPORATION - UNLISTED SHARES
Beginning of financial year- carrying amount         2,388   2,388
Impairment loss                                       (619)      -
                                                     -------------
End of financial year - carrying amount              1,769   2,388
                                                     =============

Available-for-sale investments consists of an investment in Medigen Biotechnology Corporation (MBC) ordinary shares, and therefore have no fixed maturity date or coupon rate.

On 31 May 2000 Progen entered into an agreement with MBC a company incorporated in Taiwan, in relation to the co-development of PI-88 (the 'Alliance Agreement'). Under the Alliance Agreement, MBC will fund and conduct, at no cost to Progen, several Phase II clinical trials in respect of PI-88. These trials are in addition to those undertaken by Progen. In return MBC is entitled to receive a portion of Progen s future PI-88 revenues. In accordance with the Alliance Agreement, Progen is to supply PI-88 to MBC free of charge for the designated trials and provide 'in kind' technical know-how to assist MBC with conduct of the trials. During the current year Progen provided 5,911 vials of PI-88 to Medigen at a total cost to the Company of $131,000.

On 28 April 2005 Progen and MBC agreed to amend the terms of the Alliance Agreement in that Progen agreed to waive the requirement for MBC to conduct one of the Phase II trials outlined in the Alliance Agreement. In return MBC agreed to fund 50% of the Company's Phase II melanoma clinical trial (PI-88 in combination with Dacarbazine) up to $A1 million.

Under the Alliance Agreement Progen was issued 19.9% of MBC s issued ordinary equity with certain anti-dilution rights. As at 30 June 2006 Progen held 15,176,525 ordinary shares in MBC.

An impairment loss of $619,000 was recognised during the current year, which reduces the carrying amount of the Company's equity investment in MBC to the estimated recoverable amount.

Stanley Chang, a director of Progen, is the Chairman and CEO of MBC.


70   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006


11 PROPERTY, PLANT & EQUIPMENT

                                                      Restoration
                            1 July 2005   Additions     additions    Disposals    Depreciation    30 June 2006
                                  $'000       $'000         $'000        $'000           $'000           $'000
PLANT & EQUIPMENT
At cost                          4,533          844             -        (774)              -           4,603
Accumulated depreciation        (3,740)           -             -         774            (442)         (3,408)
                          ------------------------------------------------------------------------------------
                                   793          844             -           -            (442)          1,195
                          ------------------------------------------------------------------------------------

OFFICE EQUIPMENT
At cost                            449           64             -        (160)              -             353
Accumulated depreciation          (412)           -             -         160             (34)           (286)
                          ------------------------------------------------------------------------------------
                                    37           64             -           -             (34)             67
                          ------------------------------------------------------------------------------------

LEASEHOLD IMPROVEMENTS
At cost                            612          153            23           -               -             788
Accumulated depreciation          (534)           -             -           -             (56)           (590)
                          ------------------------------------------------------------------------------------
                                    78          153            23           -             (56)            198
                          ------------------------------------------------------------------------------------

                          ------------------------------------------------------------------------------------
TOTAL                              908        1,061            23           -            (532)          1,460
                          ====================================================================================

12 SHARE BASED PAYMENT PLANS

The Company has previously issued directors, executives and certain permanent members of staff options over the ordinary shares of Progen Industries Limited. These options issued in accordance with the employee and executive directors option plans established by the directors of Progen Industries Limited. The options are issued for varying terms not exceeding 10 years and are exercisable upon issue.

During the 2006 financial year 63,000 options were issued under the terms of an employee and non-executive director share incentive scheme approved at the 2004 Annual General Meeting. These options were issued for nil consideration and are exercisable upon issue. Of the 63,000 options issued 33,000 have been exercised. The remaining 30,000 expire on the 8 November 2008.

Information with respect to the number of options granted under the employee option incentive scheme is as follows:

                                                  2006                                 2005

                                                      Weighted average                      Weighted average
                                  Number of options   exercise price $  Number of options   exercise price $
Beginning of the financial year             567,820               4.00          2,529,064               3.44
- granted                                    63,000               3.06             65,000               4.00
- forfeited                                 (22,000)              4.00            (26,000)              4.00
- expired                                  (545,820)              4.00           (472,033               5.86
- exercised (i)                             (33,000)              3.03         (1,528,211)              2.50
                                  --------------------------------------------------------------------------
Balance at end of year                       30,000               3.09            567,820               4.00
                                  ==========================================================================
Exercisable at end of year                   30,000                               567,820
                                  ==========================================================================

(i) The weighted average share price at the date of exercise is $3.68 (2005; $3.42). Fair value of shares issued during the reporting period is estimated to be the market price of shares of Progen Industries Limited on the ASX as at the close of trading on their respective issue dates.


71   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

               NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

The following table summarises information about options granted under the employee option incentive scheme outstanding and exercisable at 30 June 2006:

                                      Balance beginning of year         Balance end of year
                                        Number of  Average option     Number of  Average option
Grant date         Expiry date            options         price $       options         price $
22 December 2000   22 December 2005       350,000            4.00             -               -
28 February 2001   28 February 2006       152,820            4.00             -               -
14 September 2004  28 February 2006        32,000            4.00             -               -
16 February 2005   28 February 2006        33,000            4.00             -               -
8 April 2006       8 November 2008              -               -        30,000            3.09
                                     ------------                  ------------
                                          567,820                        30,000
                                     ============                  ============

The fair value of the equity-settled share options granted under the option plans is estimated as at the date of grant using a binomial model taking into account the terms and conditions upon which the options were granted.

The following table lists the inputs to the model used for the year ended 30 June 2005 and 30 June 2006:

                                              2006    2005
Expected volatility                             56%     52%
Risk-free rate average                        5.16%   5.29%
Expected life of options average (years)      2.28    1.04
Option exercise price average                $3.06   $4.11
Weighted average share price at grant date   $2.74   $4.33

The expected life options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. No other features of options granted were incorporated into the measurement of fair value.

All options on issue at 30 June 2006 are exercisable from grant date.

13 TRADE AND OTHER PAYABLES

                       2006    2005
                      $'000   $'000
Trade creditors (i)      394     257
Other creditors (ii)     871     905
                      --------------
                       1,265   1,162
                      ==============

AUSTRALIAN DOLLAR EQUIVALENTS
Australian dollar equivalent of amounts payable in foreign currencies not hedged- United States Dollar $39,133.

TERMS AND CONDITIONS
Terms and conditions relating to the above financial instruments:
(i) Trade creditors are non-interest bearing and are normally settled on 30 day terms.
(ii)Other creditors are non-interest bearing and have a term between 30 days and 12 months.


72   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006


14 PROVISIONS

MAKE GOOD PROVISION

In accordance with the lease agreement terms, the Company must restore its leased premises situated at Darra, Brisbane and Toowong, Brisbane to their original condition at the end of the lease term. For the Darra premises a provision of $108,000 was made during the year ended 30 June 2005 in respect of the Company's obligation to remove leasehold improvements from these leased premises. During the year ended 30 June 2006 the Company provided a further $12,880 for this purpose.

For the Toowong premises a provision of $20,312 was made during this financial year.

Because of the long-term nature of the liability, the greatest uncertainty in estimating the provision is the costs that will ultimately be incurred. The provision has been calculated using a discount rate of 10 per cent.

                               2006   2005
                              $'000  $'000
Make good provision             141    108

EMPLOYEE BENEFITS PROVISION
Provision long service leave    144    128
Provision annual leave          197    237
                              ------------
                                341    365
                              ------------
Total provisions                482    473
                              ============

Current                         265    250
Non current                     217    223
                              ------------
                                482    473
                              ============

15 CONTRIBUTED EQUITY

                                  2006     2005
                               $  '000  $  '000
A) ISSUED AND PAID UP CAPITAL
Ordinary shares fully paid      88,476   88,376
                               ================

B) MOVEMENTS IN SHARES ON ISSUE                                     2006                         2005
                                                      NUMBER OF SHARES    $'000   NUMBER OF SHARES     $'000
                                                      ------------------------------------------------------
Beginning of the financial year                             40,556,793   88,376         34,521,065   73,751
Issued during the year:
- equity raised through private placement                            -        -          1,219,015    3,048
less transaction costs                                               -        -                  -     (464)
- options exercised by shareholders in terms of the
Prospectus dated 1 November 200                                      -        -          2,588,502    6,471
- placement options exercised                                        -        -            700,000    1,750
- options exercised by employees in terms of the
October 200 Employee Option Plan                                     -        -          1,528,211    3,820
- options exercised by employees in terms of the
Employee Option Incentive Plan approved at the 2004
AGM (i)                                                         33,000      100                  -        -
                                                      ------------------------------------------------------
End of the financial year                                   40,589,793   88,476         40,556,793   88,376
                                                      ======================================================

(i) Shares allotted in terms of the Employee and Executive Share Incentive Scheme, were exercised in June 2006. Total proceeds received from the exercise of options was $ , 0


73   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

               NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

C) SHARES OPTIONS
At 30 June 2006 there were a total of 52,500 (2005: 590,320) unissued ordinary shares in respect of which options were outstanding, comprising of:

(i) Consultant options:
At 30 June 2006 there were a total of 22,500 (2005: 22,500) unlisted options over ordinary shares issued as part of the terms of a consulting agreement.

(ii) Employee and executive options incentive scheme:
During the 2006 financial year, 63,000 unlisted options over ordinary shares were issued in terms of Progen Directors and Employees Option Incentive Plan approved at the 2004 Annual General Meeting held on 30 November 2004. In total 30,000 unlisted options over ordinary shares remain outstanding as at 30 June 2006.

16 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Company's principal financial instruments are cash and short-term deposits. The various other financial assets and liabilities are trade receivables and trade payables, which arise directly from its operations. The main risks arising from the Company's financial instruments are cash flow interest rate risk, liquidity risk, foreign currency risk and credit risk and credit risks. The Board reviews and agrees policies for managing each of these risks which are summarised below. Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in
Note 02 to the financial statements.

FOREIGN CURRENCY RISK
As a result of an equity investment in the Taiwan based Medigen Biotechnology Corporation, the Company's balance sheet can be affected by movements in the NTD/A$ exchange rates. The Company has not sought to hedge this risk.

CREDIT RISK
The Company trades only with recognised, creditworthy third parties.

Receivable balances are monitored on an ongoing basis with the result that the Company's exposure to bad debts is not significant. There are no significant concentrations of credit risk.

INVESTMENTS
Investments are made in accordance with a Board approved Investment Policy. Investments are typically in bank bills and investment grade commercial paper.

17 FINANCIAL INSTRUMENTS

                                CARRYING AMOUNT      FAIR VALUE
                                  2006     2005     2006     2005
                                 $'000    $'000    $'000    $'000
                               ----------------------------------
FINANCIAL ASSETS
Cash                            15,872   23,428   15,872   23,428
Trade and other receivables        156      243      156      243
Security deposit                    87       13       87       13
Available-for-sale investment    1,769    2,388    1,769    2,388

FINANCIAL LIABILITIES
Trade payables                   1,391    1,162    1,391    1,162


74   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

(a) INTEREST RATE RISK
The Company's exposure to interest rate risks and the effective interest rates of financial assets and financial liabilities both recognised and unrecognised at the balance date are as follows:

FIXED INTEREST RATE MATURING IN:

                                                                               TOTAL CARRYING       WEIGHTED
                                                                               AMOUNT AS PER         AVERAGE
                                                 OVER 1 TO 5   MORE THAN 5       THE BALANCE       EFFECTIVE
                                1 YEAR OR LESS         YEARS         YEARS             SHEET  INTEREST RATES
FINANCIAL INSTRUMENTS 2006               $'000         $'000         $'000             $'000               %
(i) Financial assets
Cash                                    15,872             -             -           15,872              5.6
Trade and other receivables                156             -             -              156                -
Security deposit                            87             -             -               87              5.2
Available-for-sale investment            1,769             -             -            1,769                -
                               -------------------------------------------------------------
Total financial assets                  17,884             -             -           17,884
                               -------------------------------------------------------------

(ii)Financial liabilities
Trade and other creditors                1,391             -             -            1,391                -
                               -------------------------------------------------------------
Total financial liabilities              1,391             -             -            1,391
                               -------------------------------------------------------------

FIXED INTEREST RATE MATURING IN:

                                                                               TOTAL CARRYING       WEIGHTED
                                                                               AMOUNT AS PER         AVERAGE
                                                 OVER 1 TO 5   MORE THAN 5       THE BALANCE       EFFECTIVE
                                1 YEAR OR LESS         YEARS         YEARS             SHEET  INTEREST RATES
FINANCIAL INSTRUMENTS 2005               $'000         $'000         $'000             $'000               %
(i) Financial assets
Cash                                    23,428             -             -           23,428              5.5
Trade and other receivables                243             -             -              243                -
Security deposit                            13             -             -               13              3.3
Available-for-sale investment            2,388             -             -            2,388                -
                               -------------------------------------------------------------
Total financial assets                  26,072             -             -           26,072
                               -------------------------------------------------------------
(ii)Financial liabilities
Trade and other creditors                1,162             -             -            1,162                -
                               =============================================================
Total financial liabilities              1,162             -             -            1,162
                               =============================================================

b) NET FAIR VALUES
The carrying value of financial assets and liabilities at the balance date approximate their net fair values.

(i) THE FOLLOWING METHODS AND ASSUMPTIONS ARE USED TO DETERMINE THE NET FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

RECOGNISED FINANCIAL INSTRUMENTS
Cash, cash equivalents and short-term investments: The carrying amount approximates fair value because of their short-term to maturity.

Trade and other receivables: The carrying amount approximates fair value.


75   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

               NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

b) NET FAIR VALUES (Cont'd)
Non-current investments/securities: For financial instruments traded in organised financial markets, fair value is the current quoted market bid price for an asset or offer price for a liability, adjusted for transaction costs necessary to realise the asset or settle the liability. For investments where there is no quoted market price and where the fair value cannot be reliably determined, the investment is carried at cost.

c) CREDIT RISK EXPOSURE
The Company's maximum exposure to credit risk at balance date in relation to each class of recognised financial assets is the carrying amount of those assets in the balance sheet.

d) HEDGING INSTRUMENTS
At 30 June 2006, the Company had no unused forward exchange contract facilities (2005: $Nil).

18 EXPENDITURE COMMITMENTS

(a) EXPENDITURE COMMITMENTS
The following expenditure commitments had been contracted but not provided:

Sponsored research agreement
In 2006 the Company signed a sponsored research agreement with the Australian National University. The terms of this agreement state that the Company is to fund research in quarterly amounts of $65,259 until February 2007.The committed value of this agreement for the next financial year is $152,270.

Insurance premium
In July 2006 the Company signed an agreement to fund the Company's insurance premium for the year ended 30 June 2007. The terms of the agreement state that the amount funded is to be repaid in twelve equal monthly instalments of $36,232 including finance charges (2005: nine equal instalments of $59,666).

Consultants agreements
During the financial year 2006 Progen entered into various consultant agreements with a committed value of $29,657 for the next financial year (2005: $376,913).

Purchases
At the end of the financial year 2006 Progen ordered goods and services with a total value of $220,227 which had not been delivered by 30 June 2006 (2005:
$20,383).

                                                                                           2006    2005
                                                                                          $'000   $'000
Future expenditure commitments not provided for in the financial statements and payable:
- not later than one year:
Sponsor research agreement                                                                  152      58
Consultant agreements                                                                        30     377
Insurance premium                                                                           435     547
Purchases                                                                                   220      20
                                                                                           ------------
Total not later than one year                                                               837   1,002
- later than one and not longer than five years:                                              -       -
                                                                                           ------------
Total expenditure commitments                                                               837   1,002
                                                                                           ============


76   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

(b) NON-CANCELLABLE OPERATING LEASE COMMITMENTS

                                                                                               2006   2005
Future operating lease commitments not provided for in the financial statements and payable:  $'000  $'000
Minimum lease payments
- not later than one year                                                                       237    107
- later than one and not longer than five years                                                 234     77
                                                                                              ------------
- aggregate lease expenditure contracted for at balance date                                    471    184
                                                                                              ============

(c) CLINICAL TRIALS
At 30 June 2006 the Company had anticipated expenditure commitments of $3,374,000 (2005: $1,936,000) in relation to the clinical trials currently being undertaken for PI-88 and PI-166. These commitments are forecast to become due and payable as follows: $2,612,000 not later than one year, and $762,000 later than one and not longer than five years, however that could vary depending upon the rate of patient recruitment.

19 EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS

                                                                2006   2005
Employee benefits                                               $'000  $'000
The aggregate employee entitlement liability is comprised of:
Accrued wages, salaries and on-costs                              119    154
Provisions (current)                                              265    250
Provisions (non-current)                                           76    115
                                                                ------------
                                                                  460    519
                                                                ============

SUPERANNUATION
The Company makes no superannuation contributions other than the statutory superannuation guarantee levy. The Company does not operate a defined benefit plan on behalf of its employees. The Company contributed on behalf of employees to superannuation funds for the year ended 2006: $294,466 (2005: $279,584).

20 SUBSEQUENT EVENTS

There has not been any material event, other than referred to elsewhere in the financial statements or notes thereto, that has arisen since 30 June 2006.

21 AUDITORS' REMUNERATION

                                                                  2006      2005
                                                                     $         $
Amounts received or due and receivable by Ernst & Young for:
(a) Audit or review of the financial reports of the entity
    - The Australian financial report of the entity             89,500   105,250
    - The US financial report of the entity                     60,000    60,000
    - Grant audit                                                6,000     6,000
                                                              ------------------
                                                               155,500   171,250
                                                              ------------------

(b) Other services in relation to the entity                         -         -
                                                              ------------------
                                                               155,500   171,250
                                                              ==================


77   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

               NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006


22 DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES

(a) DETAILS OF KEY MANAGEMENT PERSONNEL

(i) Directors
S. Chang           Executive Chairman
L.J. Lee           Managing Director (Resigned 1 March 2006)
T.J. Homburg       Managing Director (Appointed 1 March 2006)
Prof. J. Zalcberg  Director (non-executive)
Dr. M. Eutick      Director (non-executive)
P.O. Burns         Director (non-executive)
Dr. S.S.C. Chang   Director (non-executive)
E. Cheng           Alternate Director to Dr Chang

(ii) Executives
L. Burns           Chief Financial Officer & Company Secretary
G. Orders          General Manager - Manufacturing
S. Meibusch        Director of Business Development
A. Gautam          Vice President Research & Development
                   (Appointed 19 September 2005)

(b) REMUNERATION OF KEY MANAGEMENT PERSONNEL

                                                   2006        2005
                                                      $           $
Short term employee benefits                  1,408,836   1,220,052
Post-employment benefits                        113,788      92,254
Share-based payments                             46,952      58,850
                                              ---------------------
TOTAL KEY MANAGEMENT PERSONNEL COMPENSATION   1,569,576   1,371,156
                                              ---------------------

The Company has applied the exemption under Corporations Amendments Regulation 2006 which exempts listed companies from providing remuneration disclosures in relation to their key management personnel in their annual financial reports by Accounting Standard AASB 124 Related Party Disclosures. These remuneration disclosures are provided in Remuneration Report section of the Directors' Report designated as audited.

(c) OPTION HOLDINGS OF KEY MANAGEMENT PERSONNEL

                                                                       BALANCE
                    BALANCE AT                                       AT END OF
                     BEGINNING  GRANTED AS                              PERIOD             VESTED AT 30 JUNE 2006
                     OF PERIOD    REMUNER-     OPTIONS   NET CHANGE    30 JUNE
DIRECTORS          1 JULY 2005       ATION   EXERCISED      OTHER #       2006   TOTAL     NOT EXERCISABLE  EXCERCISABLE
-------------------------------------------------------------------------------------------------------------------------
S. Chang                75,000           -          -      (75,000)          -       -                    -             -
T. J. Homburg(1)             -      30,000          -            -      30,000  30,000                    -        30,000
L.J. Lee(2)             50,000           -          -      (50,000)          -       -                    -             -
Prof. J. Zalcberg       75,000           -          -      (75,000)          -       -                    -             -
Dr M. Eutick            75,000           -          -      (75,000)          -       -                    -             -
P.O. Burns              75,000           -          -      (75,000)          -       -                    -             -
Dr. S.S.C. Chang             -           -          -            -           -       -                    -             -
E. Cheng                     -           -          -            -           -       -                    -             -
Executives                                                                                                              -
-------------------------------------------------------------------------------------------------------------------------
L. Burns                33,000      33,000    (33,000)     (33,000)          -       -                    -             -
A. Gautam                    -           -          -            -           -       -                    -             -
G. Orders                    -           -          -            -           -       -                    -             -
S. Meibusch             10,000           -          -      (10,000)          -       -                    -             -
-------------------------------------------------------------------------------------------------------------------------
Total                  393,000      63,000    (33,000)    (393,000)     30,000  30,000                    -        30,000
-------------------------------------------------------------------------------------------------------------------------

# Includes options that expired unexercised. (1) Appointed 1 March 2006.
(2) Resigned 1 March 2006


78   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

(d) EXERCISE OF OPTIONS GRANTED AS REMUNERATION

During the reporting period, the following shares were issued on the exercise of options previously granted as remuneration:

            Number of shares   Amount paid per share
Executives
L. Burns              33,000  $                 3.03

There are no amounts unpaid on the shares issued as a result of the exercise of the options.

(e) SHAREHOLDING OF KEY MANAGEMENT PERSONEL

Ordinary shares held in Progen    Balance  On exercise of                  Balance
Industries Limited              1 July 05         options    Net change 30 June 06
Directors
S. Chang                          736,424               -           -      736,424
L.J. Lee1                         160,000               -    (160,000)           -
T.J. Homburg2                           -               -      25,000       25,000
Prof. J. Zalcberg                 115,849               -    (100,000)      15,849
Dr M. Eutick                      100,000               -     (85,000)      15,000
P.O. Burns                        100,500               -    (100,000)         500
Dr. S.S.C. Chang                  100,000               -    (100,000)           -
E. Cheng                                -               -           -            -
Executives
L. Burns                                -          33,000     (30,000)       3,000
A. Gautam                               -               -           -            -
G. Orders                               -               -           -            -
S. Meibusch                             -               -           -            -
----------------------------------------------------------------------------------
Total                           1,312,773          33,000    (550,000)     795,773
----------------------------------------------------------------------------------

(1) Resigned 1 March 2006
(2) Appointed 1 March 2006

(f) TRANSACTION WITH RELATED PARTIES
Dr. S.S.C. Chang is the Chairman and CEO of Medigen Biotechnology Corporation
(MBC). During the reporting period MBC transacted with the Company under the terms of the Alliance Agreement (refer Note 10).

During the year the amount charged to MBC in relation to its 50% contribution to the costs of PI-88 Phase II Melanoma trial in combination with dacarbazine amounted to $248,503 (2005: $59,261). Of this amount $48,494 is included in trade and other receivables as at 30 June 2006, refer Note 09.

23 RECONCILIATION OF ACCUMULATED LOSSES

                                                                   2006       2005
                                                                  $'000      $'000
Balance at the beginning of the financial year                  (63,049)   (57,069)
Net loss attributable to members of Progen Industries Limited    (7,609)    (5,980)
Total available for appropriation                                     -          -
                                                               --------------------
Balance at the end of the financial year                        (70,658)   (63,049)
                                                               ====================


79   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

               NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006


24 TRANSITION TO AIFRS

For all periods up to and including the year ended 30 June 2005, the Company prepared its financial statements in accordance with Australian generally accepted accounting practice (AGAAP). These financial statements for the year ended 30 June 2006 are the first the Company is required to prepare in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS).

Accordingly, the Company has prepared financial statements that comply with AIFRS applicable for periods beginning on or after 1 January 2005 and the significant accounting policies meeting those requirements are described in Note
2. In preparing these financial statements, the Company has started from an opening balance sheet as at 1 July 2004, the Company's date of transition to AIFRS, and made those changes in accounting policies and other restatements required by AASB 1 First-time adoption of AIFRS. This note explains the principal adjustments made by the Company in restating its AGAAP balance sheet as at 1 July 2004 and its previously published AGAAP financial statements for the year ended 30 June 2005.

EXEMPTIONS APPLIED
AASB 1 allows first-time adopters certain exemptions from the general requirement to apply AIFRS retrospectively.
The Company has taken the following exemptions:
- Comparative information for financial instruments is prepared in accordance with AGAAP and the company has adopted AASB 132: Financial Instruments:
Disclosure and Presentation and AASB 139; Financial Instruments: Recognition and Measurement from 1 July 2005.
- AASB 2: Share-based Payment has not been applied to any equity instruments that were granted on or before 7 November 2002, nor has it been applied to equity instruments granted after 7 November 2002 that vested before 1 January 2005. Explanation of material adjustments to the cash flow statement. There are no material differences between the cash flow statement presented under AIFRS and the cash flow statement presented under previous AGAAP.
Balance Sheet reflecting reconciliation of adjustments of AIFRS as at 1 July
2004

                                             1 JULY 2004
                                       AGAAP    TRANSITION IMPACT    AIFRS
                                NOTE   $'000                $'000    $'000

ASSETS

CURRENT ASSETS
Cash and cash equivalents              14,321                   -   14,321
Trade and other receivables               458                   -      458
Prepayments                               161                   -      161
                                ------------------------------------------
TOTAL CURRENT ASSETS                   14,940                   -   14,940

NON-CURRENT ASSETS
Short-term deposits                        15                   -       15
Available-for-sale investments          2,388                   -    2,388
Property, plant and equipment           1,282                   -    1,282
                                ------------------------------------------
TOTAL NON-CURRENT ASSETS                3,685                   -    3,685

                                ------------------------------------------
TOTAL ASSETS                           18,625                   -   18,625
                                ==========================================

LIABILITIES

CURRENT LIABILITIES
Trade and other payables                1,509                   -    1,509
Short term provision                      237                   -      237
                                ------------------------------------------
TOTAL CURRENT LIABILITIES               1,746                   -    1,746


80   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

                                                1 JULY 2004
                                            AGAAP       TRANSITION IMPACT      AIFRS
                                 NOTE       $'000                   $'000      $'000
NON-CURRENT LIABILITIES
Long term provision                (f)            99                   98        197
                                        ---------------------------------------------
TOTAL NON-CURRENT LIABILITIES                     99                   98        197

                                        ---------------------------------------------
TOTAL LIABILITIES                              1,845                   98      1,943
                                        =============================================

NET ASSETS                                    16,780                  (98)    16,682
                                        =============================================

EQUITY
Share capital                                 73,750                    -     73,751
Other reserves                                     -                    -          -
Accumulated losses TOTAL EQUITY    (f)       (56,971)                 (98)   (57,069)
                                        ---------------------------------------------
                                              16,780                  (98)    16,682
                                        =============================================

Balance sheet reflecting reconciliation of adjustments of AIFRS as at 30 June
2005

                                                      2004        2005
                                         2005   TRANSITION   TRANSITION     2005
                                        AGAAP       IMPACT       IMPACT    AIFRS
                                NOTE    $'000        $'000        $'000    $'000
ASSETS

CURRENT ASSETS
Cash and cash equivalents              23,428            -            -   23,428
Trade and other receivables               243            -            -      243
Prepayments                                38            -            -       38
                                      ------------------------------------------
TOTAL CURRENT ASSETS                   23,709            -            -   23,709

NON-CURRENT ASSETS
Short-term deposits                       113                         -       13
Available-for-sale investments          2,388            -            -    2,388
Property, plant and equipment             908            -            -      908
                                      ------------------------------------------
TOTAL NON-CURRENT ASSETS                3,309            -            -    3,309

TOTAL ASSETS                           27,018            -            -   27,018
                                      ==========================================

LIABILITIES

CURRENT LIABILITIES
Trade and other payables                1,162            -            -    1,162
Short term provision                      250            -            -      250
                                      ------------------------------------------
TOTAL CURRENT LIABILITIES               1,412            -            -    1,412


81   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

               NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

                                                             2004         2005
                                               2005    TRANSITION    TRANSITION       2005
                                              AGAAP        IMPACT        IMPACT      AIFRS
                                  NOTE        $'000         $'000         $'000      $'000
NON-CURRENT LIABILITIES
Long term provision                  (f)       115            98            10        223
                                          ------------------------------------------------
TOTAL NON-CURRENT LIABILITIES                  115            98            10        223

TOTAL LIABILITIES                            1,527            98            10      1,635
                                          ================================================

NET ASSETS                                  25,491           (98)          (10)    25,383
                                          ================================================

EQUITY

Share capital                               88,376             -             -     88,376
Other reserves                                  23             -            33         56
Accumulated losses               (b) (f)   (62,908)          (98)          (43)   (63,049)
                                          ------------------------------------------------
Total equity                                25,491           (98)          (10)    25,383
                                          ================================================

INCOME STATEMENT FOR THE FINANCIAL YEAR ENDED 30 JUNE 2005
The following table sets out the adjustments to the statements of financial performance of the Company for the year ended 30 June 2005.

                                                              30 JUNE 2005
                                                     AGAAP    TRANSITION IMPACT     AIFRS
                                           NOTE      $'000                $'000     $'000
Sales revenue                                       1,428                    -     1,428
Cost of sales                                         334                    -       334
                                                  ---------------------------------------
GROSS PROFIT                                        1,094                    -     1,094

Other income from ordinary activities               1,626                    -     1,626

Research & development expense                      4,081                    -     4,081
Manufacturing expenses                              1,373                    -     1,373
Administrative and corporate expenses        (b)    3,186                   33     3,219
Finance costs                                (f)       17                   10        27

                                                  ---------------------------------------
PROFIT / (LOSS) BEFORE INCOME TAX EXPENSE          (5,937)                 (43)   (5,980)
Income tax expense                                      -                    -         -
                                                  ---------------------------------------
PROFIT / (LOSS) FOR THE PERIOD                     (5,937)                 (43)   (5,980)
=========================================================================================

Summary of impact of transition to AIFRS on accumulated losses
The impact of the transition to AIFRS on accumulated losses as at 1 July 2004 is summarised below:

                                                    $'000
Accumulated losses as at 1 July 2004 under AGAAP   (56,971)
Transition impact                                      (98)
                                                  ---------
Accumulated losses as at 1 July 2004 under AIFRS   (57,069)
                                                  =========


82   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

The significant changes to the accounting policies are adopted in preparing the AIFRS reconciliations and the elections made under AASB 1 are set out below.

(a) Impairment of assets
Under AGAAP the carrying amounts of non-current assets valued on a cost basis were reviewed at reporting date to determine whether they were in excess of their recoverable amount. If the carrying amount of a non-current asset exceeds its recoverable amount the asset is written down to the lower amount, with the write-down recognised in the income statement in the period in which it occurs.

Under AIFRS the carrying amount of the Company's non-current assets will be reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset will be tested for impairment by comparing its recoverable amount to its carrying amount.

If there is any indication that an asset is impaired, the recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount for the individual asset, the recoverable amount of the cash generating unit to which the asset belongs will be determined.

An impairment loss is recognised whenever the carrying amount of an asset, or its cash generating unit exceeds its recoverable amount. Impairment losses will be recognised in the income statement.

The adjustment for the Company is $Nil.

(b) Share based payments

Under AGAAP no expense was recognised for options issued to employees. Under AIFRS the Company is required to determine the fair value of options issued to employees as remuneration and recognise an expense in the net profit, with a corresponding increase in equity. The fair value is measured at grant date taking into account market performance conditions only, and spread over the vesting period during which the employees becomes unconditionally entitled to the options.

No adjustment was made to share-based payments issued after 7 November 2002 which had vested prior to 1 January 2005.

For the financial year ended 30 June 2005, employee benefit expense and accumulated losses were increased by $33,330 representing the options expense for the period.

(c) Income taxes
On transition to AIFRS the balance sheet method of tax effect accounting will be adopted, rather than the liability method currently applied under AGAAP.

Under the balance sheet approach, income tax on the profit and loss for the year comprises current and deferred taxes. Income tax will be recognised in the income tax statement except to the extent that it relates to items recognised directly in equity, in which case it will be recognised in equity.

Current tax is the expected tax payable on the taxable income for the year (if any), using tax rates enacted or substantively enacted at reporting date, and any adjustments to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

A deferred tax asset will be recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets will be reduced to the extent it is no longer probable that the related tax benefit will be realised.

As disclosed in Note 05 to these financial statements the Company has significant future income tax benefit attributable to tax losses, however this benefit is not booked. Under AGAAP this benefit was only booked if there was virtual certainty that the benefit will be realised. Under AIFRS the benefit can only be booked if it is probable that the benefit will be realised.

At this stage of the Company's development we do not satisfy the probable test, therefore no transition adjustments occurred.

The impact at 30 June 2005 was $Nil.


83   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

               NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

d) Intangible assets
Under AIFRS expenditure on research activities will be expensed as incurred and expenditure on development activities must be capitalised if the product is technically and commercially feasible and the Company has sufficient resources to complete the development. Under AGAAP research and development costs were expensed as incurred, except where future benefits are expected, beyond any reasonable doubt, to exceed those costs.

No research or development expenditure has previously been capitalised under AGAAP, therefore at transition there was no impact on the Company.

No research or development expenditure had been capitalised under AGAAP in the year ended 30 June 2005, therefore there was no impact on the Company.

(e) Financial instruments
The Company took advantage of the election in AASB 1 to not restate comparatives for AASB 132 Financial Instruments: Disclosure and Presentation and, AASB 139 Financial Instruments: Recognition and Measurement. There were no adjustments in relation to these standards for 1 July 2004 or for the year ended 30 June 2005 as AGAAP continued to apply.

As at 1 July 2005 the adjustments were:
- Under AGAAP available-for-sale equities were recognised at cost. This includes the Company's investment in Medigen Biotechnology Corporation. This investment will continue to be recognised at cost until such time as its fair value can be reliably measured and will be tested for impairment at each reporting date. There were no adjustments for the Company.

(f) Restoration provision
Under the terms of our premises lease agreement we are required to undertake remedial works to make good at the time we vacate the premises. The bulk of these remedial works will involve dismantling and decommissioning plant and equipment.

Under AIFRS, the present value of restoration obligations is recognised on acquisition of the asset that will require dismantling and decommissioning. The provision is recognised as a non-current liability with a corresponding increase in asset. At each reporting date the restoration liability is measured in line with changes in discount rates, and timing and amount of costs to be incurred. Any changes in the liability are added or deducted from the related asset, other than the unwinding of the discount which is recognised as interest in the income statement as it occurs.

At transition, a restoration provision was raised being the present value of the required restoration provision under AIFRS. An asset was recognised as the amount of the liability discounted back to acquisition date, and accumulated depreciation was calculated on this amount from acquisition to transition date. The adjustment to the Company at the date of transition is:

- Creation of a restoration provision         $98,000
- Net increase in accumulated losses          $98,000

The impact on the Company for the financial year ended 30 June 2005 was to increase the restoration provision by $10,000 with a corresponding interest expense of $10,000.

(g) Government grants
The Company has been the recipient of an AusIndustry Start Grant. This grant provides for a reimbursement of eligible expenditure. AusIndustry advances monies quarterly based on our anticipated program expenditure.

Under AGAAP we treated these advances as unearnt revenue until such time as we had incurred the expenditure to which this grant relates at which time we recognised the applicable amount as grant income.

AIFRS requires government grants to be recognised as income on a systematic basis over the period necessary to match them with the related costs to which they are intended to compensate, but only when there is reasonable assurance that a) the entity will comply with the conditions attaching to them; and b) the grants will be received.

As the Company's AGAAP accounting treatment of government grants is consistent with that required under AIFRS there as no impact for the Company at transition or for the year ended 30 June 2005.


84   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

DIRECTORS' DECLARATION


DIRECTORS' DECLARATION


In accordance with a resolution of the directors of Progen Industries Limited, I state that:

(1)  In the opinion of the directors:

     (a) The financial report and the additional disclosures included in the directors' report designated as audited, of the Company are in accordance with the Corporations Act 2001, including the provision that:

          (i) this report provides a true and fair view of the Company's financial position as at 30 June 2006 and of its performance for the year ended on that date; and

          (ii) this report is in compliance with Accounting Standards and Corporations Regulations 2001; and

     (b) There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

(2) The directors have been given the declarations required by Section 295A of the Corporations Act 2001 from the managing director and chief financial officer for the financial year ended 30 June 2006.


On behalf of the board.


S. Chang                                      T.J. Homburg
Director                                      Director

/s/ S. Chang                                  /s/ T.J. Homburg

Date: 29 August 2006                          Date: 29 August 2006


85   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

[LOGO MISSING]
ERNST & YOUNG                - 1 Eagle Street              - Tel  61 7 3011 3333
                               Brisbane QLD 4000             Fax  61 7 3011 3100
                               Australia

                               PO Box 7878
                               Waterfront Place
                               Brisbane QLD 4001

INDEPENDENT AUDIT REPORT TO MEMBER OF PROGEN INDUSTRIES LIMITED

SCOPE
The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, cash flow statement, accompanying notes to the financial statements, and the directors' declaration for Progen Industries Limited ("the company"), for the year ended 30 June 2006.

The company has disclosed information as required by paragraphs Aus 25.4 to Aus
25.7.2 of Accounting Standard124 Related Party Disclosures ("remuneration disclosures"), under the heading "Remuneration Report", in paragraphs 10B to 10D of the directors' report, as permitted by Corporations Regulation 2M.6.04.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion to the members of the company. Our Audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 124 Related Party Disclosures. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's financial position, and of its performance as represented by the results of its operations and cash flows and whether the remuneration disclosures comply with Accounting Standard AASB 124 Related Party Disclosures.

We formed out audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and remuneration disclosures, and


86   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

[LOGO OMITTED]
ERNST & YOUNG

- assessing the appropriateness of the accounting policies and disclosure used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report and remuneration disclosures. These and our other procedures did not include consideration or judgement of the appropriateness or reasonbleness of the business plans or strategies adopted by the directors and management of the company.

INDEPENDENCE

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and Corporations Act 2001. We have given to the diectors of the company a written Auditor's Independence Declaration, a copy of which is included in the directors' report.

AUDIT OPINION

In out opinion:
1.   The financial report of Progen Industries Limited is in accordance with:
(a)  the Corporations Act 2001, including:
     (i) giving a true and fair view of the financial position of Progen Industries Limited at 30 June 2006 and of its performance for the year ended on the date; and
     (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and
(b)  other mandatory financial reporting requirements in Australia.
2. the remuneration disclosures, that are contained in paragraphs 10B to 10D of the directors' report, comply with Accounting Standard AASB 124 Related Party Disclosures.

/s/ Ernst & Young
Ernst & Young

/s/ Winna Brown
Winna Brown
Partner
Brisbane

30 August 2006


87   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

ASX ADDITIONAL INFORMATION


ASX ADDITIONAL INFORMATION


Additional information required by the Australian Stock Exchange Ltd not shown elsewhere in this report is as follows. The information is current as at 13 September 2006.

SUBSTANTIAL SHAREHOLDERS
The numbers of shares held by substantial shareholders listed in the Company's ASX register as at 13 September 2006 were:
a) Manifest Capital Management Pty Limited   3,538,260 ordinary shares
b) AMP Limited                               2,053,433 ordinary shares

CLASS OF EQUITIES AND VOTING RIGHTS
On 13 September 2006 there were 2,896 holders of ordinary shares in the Company. The voting rights attached to all ordinary shares in the Company as set out in the Company's Constitution are:
a) On a show of hands every Member has one vote;
b) On a poll, every Member has one vote for each fully paid share.

Under the terms of the Company's various option plans there are no voting rights attached to options.

DISTRIBUTION OF SHAREHOLDERS AND OPTION HOLDERS

                                   NO. OF ORDINARY   NO. OF ORDINARY    NO. OF ORDINARY   NO. OF ORDINARY
                                   SHAREHOLDERS BY   SHAREHOLDERS BY    SHAREHOLDERS BY   SHAREHOLDERS BY
CATEGORY                                   (QUOTED)          (QUOTED)         (UNQUOTED)       (UNQUOTED)
(SIZE OF HOLDING)                           HOLDERS            UNITS            HOLDERS             UNITS
---------------------------------------------------------------------------------------------------------
1 - 1,000                                     1,279           638,257                 -                 -
1,001 - 5,000                                 1,056         2,547,069                 -                 -
5,001 - 10,000                                  249         1,942,472                 -                 -
10,001 - 100,000                                269         7,001,911                 2            52,500
100,001 and over                                 43        25,404,145                 -                 -
---------------------------------------------------------------------------------------------------------
Total                                         2,896        37,533,854                 2            52,500

Shareholders holding less than a
marketable parcel of shares                     261

Shares listed on NASDAQ (PGLAF)                             3,055,939
                                                      ---------------
Total shares on issue                                      40,589,793


88   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

ASX ADDITIONAL INFORMATION

The names of the twenty largest holders of quoted securities are:

                                                                  LISTED ORDINARY SHARES
                                                                        NO.       PERCENT
-----------------------------------------------------------------------------------------
National Nominees Limited                                          4,417,090        10.88
ANZ Nominees Limited                                               2,984,297         7.35
J P Morgan Nominees Australia Limited                              2,371,710         5.84
Medigen Biotechnology Corp                                         1,411,350         3.48
Queensland Investment Corp                                         1,128,366         2.78
Cogent Nominees Pty Limited <SMP Accounts>                           952,197         2.35
Miss Fu Mei Wang                                                     948,013         2.34
Ms Fu-Ying Wang                                                      933,100         2.30
Westpac Custodian Nominees Limited                                   822,966         2.18
Mr Min-Hua Yeh                                                       844,894         2.08
Citicorp Nominees Pty Limited                                        736,116         1.81
Mr Stephen Chang + Ms Lisa Chang <Stephen Chang Super Fund A/C>      729,454         1.80
Cogent Nominees Pty Limited                                          478,817         1.18
Mr Chi-Liang Yang                                                    472,069         1.18
Mrs Lee Li Hsueh Yang                                                421,475         1.04
Mr Yung-Fong Lu                                                      395,893         0.98
Mr Fu-Chang Tsai                                                     369,416         0.91
Mr Ho-Lung Wu C/-Dr L Lu                                             348,901         0.86
Merrill Lynch (Australia) Nominees Pty Ltd                           285,394         0.70
Mr Jin-Chong Wang                                                    280,000         0.69
-----------------------------------------------------------------------------------------
TOTAL                                                             21,391,518        52.70
-----------------------------------------------------------------------------------------

UNQUOTED EQUITY SECURITIES

NUMBER                                                                  NO. ON ISSUE  NO. OF HOLDERS
----------------------------------------------------------------------------------------------------
Options issued under the 2004 Executive Directors and Employees Option
Incentive Plan                                                                30,000               1
Consultant options                                                            22,500               1


89   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006

DIRECTORS
S. Chang (Chairman)
T.J. Homburg (Managing Director)
Prof J.R. Zalcberg
P.O. Burns
Dr.M.L. Eutick
Dr. S.S.C. Chang
E. Cheng (alternate for Dr. S.S.C. Chang)

COMPANY SECRETARY
L.W.P. Burns

REGISTERED OFFICE
16 Benson Street
Toowong, Queensland 4066
AUSTRALIA
Phone +61 7 3842 3333
Fax +61 7 3720 9624

SHARE REGISTRY-AUSTRALIA
Computershare Investor Services Pty Ltd
Level 19, CPA Building
307 Queen Street
Brisbane, Queensland 4000
Phone 1300 552 270

SHARE REGISTRY-UNITED STATES
Computershare Trust Company
12039 West Alameda Parkway,
Suite Z-2, Lakewood CO 80228
Phone 1303 986 5400

ABN
82 010 975 612

BANKERS
National Australia Bank

STOCK EXCHANGES
ASX: PGL
NASDAQ: PGLAF

AUDITORS
Ernst & Young
Level 5, Waterfront Place
1 Eagle Street
Brisbane, Queensland 4000
Australia


90   PROGEN INDUSTRIES LIMITED ANNUAL REPORT 2006